Filed Pursuant to Rule 424(b)(7)
Registration Number 333-170169

              PROSPECTUS SUPPLEMENT

5,500,000 Shares

TAL INTERNATIONAL GROUP, INC.

Common Stock

              We are selling 2,500,000 shares of our common stock and the selling stockholders are selling 3,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

              Our shares trade on the New York Stock Exchange under the symbol "TAL." On March 31, 2011, the last sale price of the shares as reported on the New York Stock Exchange was $36.27 per share.

              Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page S-12 of this prospectus supplement and page 14 of our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference.

	Per Share	Total
Public offering price	$36.00	$198,000,000
Underwriting discount	$1.53	$8,415,000
Proceeds, before expenses, to us	$34.47	$86,175,000
Proceeds, before expenses, to the selling stockholders	$34.47	$103,410,000

              The underwriters may also exercise their option to purchase up to an additional 825,000 shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement to cover overallotments, if any.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about April 6, 2011.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	Wells Fargo Securities

Co-Managers

Baird	Keefe, Bruyette & Woods	Morgan Keegan

The date of this prospectus supplement is March 31, 2011.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

              Unless the context otherwise requires, "TAL International Group," "TAL," "the Company," "we," "us," "our" and similar names refer to TAL International Group, Inc. and its subsidiaries.

              This document is in two parts. The first part is the prospectus supplement, which describes the terms of this offering of shares of our common stock. The second part is the accompanying prospectus, which provides more general information. Generally, when we refer to "this prospectus", we are referring to both parts of this document combined. If the description of this offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement contains information about the shares of our common stock offered in this offering and may add, update or change information in the accompanying prospectus. Before you invest in shares of our common stock, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the headings "Where You Can Find More Information" and "Information Incorporated by Reference."

              You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by us. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the underwriters nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement, including any information incorporated in this prospectus supplement by reference, the accompanying prospectus or any free writing prospectus prepared by us is accurate as of any date other than the date of these documents. Our business, financial condition, results of operations and prospects may have changed since that date. Neither the delivery of this prospectus supplement nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus supplement is correct as of any date after the date of this prospectus supplement.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus and the documents incorporated herein by reference contain, or will contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. In addition, we, or our executive officers on our behalf, may from time to time make forward-looking statements in reports and other documents we file with the Securities and Exchange Commission, or SEC, or in connection with oral statements made to the press, potential investors or others. All statements, other than statements of historical facts, included in this prospectus and the documents we incorporate by reference in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "expect," "estimate," "anticipate," "predict," "believe," "think," "plan," "will," "should," "intend," "seek," "potential" and similar expressions and variations are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

              The forward-looking statements in this prospectus and the documents we incorporate by reference in this prospectus are subject to a number of known and unknown risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those described in the forward-looking statements, including, but not limited to, the risks and uncertainties described in the section entitled "Risk Factors" in this prospectus and in any document we incorporate by reference in this prospectus.

              Forward-looking statements speak only as of the date the statements are made. Except as required under the federal securities laws and rules and regulations of the SEC, we undertake no obligation to update or revise forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. We caution you not to unduly rely on the forward-looking statements when evaluating the information presented or incorporated by reference herein.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

              This summary highlights selected information about us. This summary does not contain all of the information that may be important to you or that you should consider before deciding to invest in our common stock. You should read carefully this entire prospectus supplement, the accompanying prospectus and the information incorporated by reference herein, including the risk factors and our consolidated financial statements and the related notes before investing in our common stock.

 Our Company

              TAL International Group, Inc. is one of the world's leading owners and lessors of intermodal containers and chassis. Intermodal containers are large, standardized steel boxes used to transport freight by ship, rail or truck. Because of the handling efficiencies they provide, intermodal containers are the primary means by which many goods and materials are shipped internationally. Chassis are rectangular, wheeled steel frames used for the transportation of containers domestically.

              Our operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers. According to Dynamar B.V. ("Dynamar"), we are the world's fourth largest lessor of intermodal containers as measured by fleet size, with approximately 11% market share of the world's leased container fleet at the end of 2010. As of December 31, 2010, our total fleet consisted of 855,686 containers and chassis, including 28,089 containers under management for third parties, representing 1,397,183 twenty-foot equivalent units ("TEU"). We have an extensive global presence, offering leasing services through 18 offices in 11 countries and 216 third party container depot facilities in 39 countries as of December 31, 2010. Our customers are among the world's largest shipping lines and include, among others, APL-NOL, CMA CGM S.A., Maersk Line, Mediterranean Shipping Company S.A., Nippon Yusen Kaisha and Orient Overseas Container Line.

              Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment trading revenue. The most important driver of our profitability is the extent to which leasing revenues (which are driven primarily by our owned container fleet size, utilization and average rental rates) exceed our ownership, operating costs and administrative expenses. We seek to exceed a targeted return on our investment over the life cycle of each container by managing container utilization, per diem lease rates, drop-off restrictions and the used container sale process.

              We believe we have favorable tax attributes as a result of the availability of net operating loss carryovers and accelerated tax depreciation for our equipment. While we record income tax expense we do not pay any significant federal, state or foreign income taxes and the majority of the expense recorded for income taxes is recorded as a deferred tax liability on the balance sheet. We anticipate that the deferred income tax liability will continue to grow for the foreseeable future. For the years ended December 31, 2006 through December 31, 2010, we generated leasing revenue, income before income taxes, adjusted pre-tax income, adjusted net income, net income and related per share amounts as follows:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except per share amounts)
Leasing revenues	$273,157	$286,273	$319,292	$309,261	$328,530
Income before income taxes	65,521	60,391	54,863	110,854	89,646
Adjusted pre-tax income	76,170	88,478	107,388	61,572	103,350
Adjusted net income	48,980	56,831	70,069	39,760	66,548
Net income	42,133	38,791	35,796	71,586	57,724
Adjusted pre-tax income per share (diluted)	2.28	2.65	3.28	1.98	3.36
Adjusted net income per share (diluted)	1.47	1.70	2.14	1.28	2.17
Net income per share (diluted)	1.26	1.16	1.09	2.30	1.88

For the definition of adjusted pre-tax income and adjusted net income and a reconciliation of such non-GAAP measures to income before income taxes and net income see "Summary Historical Consolidated Financial and Operating Data."

              We primarily lease three principal types of equipment: (1) dry freight containers, which are used for general cargo such as manufactured component parts, consumer staples, electronics and apparel, (2) refrigerated containers, which are used for perishable items such as fresh and frozen foods, and (3) special containers, which are used for heavy and oversized cargo such as marble slabs, building products and machinery. We also lease chassis, which are used for the transportation of containers domestically, and tank containers, which are used to transport bulk liquid products such as chemicals. Our in-house equipment sales group manages the sale process for our used containers and chassis from our equipment leasing fleet and buys and sells used and new containers and chassis acquired from third parties.

              We generally lease our equipment on a per diem basis to our customers under three types of leases: long-term leases, finance leases and service leases. Long-term leases typically have initial contractual terms ranging from three to eight years and provide us with stable cash flow and low transaction costs by requiring customers to maintain specific units on-hire for the duration of the lease. Finance leases are typically structured as full payout leases, and provide for a predictable recurring revenue stream with the lowest daily cost to the customer because customers are generally required to retain the equipment for the duration of its useful life. Service leases command a premium per diem rate in exchange for providing customers with a greater level of operational flexibility by allowing the pick-up and drop-off of units during the lease term.

              As of December 31, 2010, 65% of our on-hire containers and chassis were on long-term leases, 9% were on finance leases, 19% were on service leases and 7% were on long-term leases whose fixed terms have expired. As of December 31, 2010, our long-term leases had an average remaining lease term of 49 months.

              Through our extensive operating network, we also purchase containers from shipping line customers and other sellers of containers and resell these containers to container traders and users of containers for storage and one-way shipments. Over the last five years, we have sold an average of approximately 40,000 TEU of containers purchased for resale.

Market Opportunity

              We believe that current industry dynamics support significant growth opportunities. In 2010, global containerized trade recovered from the 2009 economic recession, with cargo volumes exceeding 2008 levels. In addition, while our shipping line customers have typically purchased 55%-60% of their container requirements and leased 40-45% from leasing companies such as TAL, following the economic crisis shipping lines have been more cautious about purchasing containers and have focused their capital on strengthening their balance sheets and funding their vessel expansion programs. In

2010, this combination of recovering trade volumes and reduced direct purchasing by our shipping line customers led to a strong increase in leasing demand, which, in turn, allowed TAL to achieve record levels of operating performance, investment and growth.

              We currently expect that many of the factors that led to the exceptional market in 2010 will continue in 2011. In its March 2011 report, Clarkson Research Services Limited ("Clarkson"), projected that the volume of containerized trade would increase by approximately 9.8% in 2011, and so far in 2011 shipping lines have generally remained cautious about placing purchase orders for large volumes of new containers. As of the date of this prospectus supplement, we already have ordered over $400 million of containers for delivery in 2011 and have committed much of this equipment to lease transactions. Container pick-up activity has been seasonally slow in the first quarter but we expect activity will accelerate in the second quarter based on these existing lease commitments. Assuming market conditions remain favorable, we expect to continue our aggressive fleet investment throughout the year.

Competitive Strengths

              We believe that the following key competitive strengths distinguish us from our competitors:

              Leading Market Position with Strong, Long-Standing Customer Relationships.    Founded in 1963, we are one of the world's oldest and largest independent lessors of containers. We operate our business through an extensive international infrastructure and have had a major presence in emerging markets for many years. We have employees in 18 offices in 11 countries and service our customers though our third-party depot network which covers over 200 port locations in 39 countries. We believe that our extensive global network, our scale and our reputation for reliable service provide us with cost and capability advantages relative to smaller leasing companies. In addition, due to our long history of market leadership, we have developed broad and deep relationships with our global customer base, and we believe our strong relationships and reputation for reliability and service generate more leasing opportunities than are available to smaller or newer competitors. We currently have equipment on-hire to more than 300 customers including each of the twenty largest shipping lines in the world. Our top ten customers, as measured by leasing revenue, have leased containers from us for an average of over 25 years.

              Strategic Fleet Investment Strategy.    Since our initial public offering in 2005, we have initiated a major investment program to renew and expand our existing container fleet. Over the last five years, we have invested over $2.1 billion in new equipment, leading to a compound annual growth rate ("CAGR") for our revenue earning assets of over 15%. In 2010, we invested over $880 million in new containers, leading to a 43% increase in our revenue earning assets. TAL is one of only a few leasing companies with a long-established presence in all of the major intermodal container types, including dry, refrigerated and special containers, and we believe our broad product line provides greater opportunities for investment and growth than those that are available to competitors that focus on one type of equipment. We also believe the diversity of our container fleet enhances our financial stability since different types of containers carry different products and have different cyclical and seasonal patterns. As of December 31, 2010, our container fleet included approximately 1.4 million TEU.

              Ability to Manage Full Life-Cycle of Containers.    One of the most important drivers of long-term profitability in the container leasing business is successfully managing the full life-cycle of equipment. We believe that TAL's re-leasing and re-sale capabilities are among the best in the world, and this is reflected in our high container utilization, long useful life of our equipment, high residual value realizations and strong equity returns. The average utilization of our equipment fleet over the last five years was 93.2%, and our utilization in 2010 averaged 96.1%. As a result of our logistical discipline and re-leasing capability, we believe that we have been able to benefit from two to four years of extra leasing life for our container equipment in contrast to what many of our competitors have been able to achieve. In addition, we believe that we receive a higher sale price on our used equipment compared to many of our competitors because we have a dedicated sales team rather than relying on used container wholesalers.

              Attractive Long-Term Lease Portfolio.    As at December 31, 2010, approximately 74% of our on-hire containers were leased under long-term leases or finance leases, with our long-term leases having an average remaining term of 49 months. We believe that the long-term nature of our lease portfolio combined with disciplined lease terms provide us with a predictable source of revenue and operating cash flow, enabling us to manage and grow our business more effectively.

              Experienced Management and Scaleable Business Platform.    Our management team has extensive experience in the acquisition, leasing, financing, management and sale of containers. Our key officers have an average of more than 20 years of industry experience and more than 15 years of service with us. We believe our global operating infrastructure and our equipment management systems, which were developed in-house, are capable of handling a significantly larger asset portfolio without a significant increase in overhead costs.

Business Strategy

              We intend to leverage our leading market position in container leasing to profitably grow our business by pursuing the following strategies:

              Grow Organically and Invest Strategically in Our Container Fleet.    We will seek to capitalize on current favorable market conditions and pursue opportunities to invest aggressively in our fleet. During 2010, we took advantage of the strong recovery in trade volumes and increased use of leasing by our customers to achieve a record level of investment and growth. We believe favorable market conditions are likely to continue in 2011. As of the date of this prospectus, we have already ordered nearly $400 million of containers for delivery in 2011, and have already committed much of this equipment to lease agreements. In addition, we will continue to strategically invest in the broad range of equipment in our fleet. In 2011 we have made major investments in our dry, refrigerated and special containers and we have continued to grow our presence in other equipment types such as tank containers.

              Maximize the Value and Return on Our Existing Equipment.    New dry container prices increased significantly in 2010 and we expect them to remain at a high level in 2011. As a result, we estimate that current market leasing rates for new dry containers are approximately 50% higher than the average rates in our lease portfolio. As our existing leases expire, we have an opportunity to increase our leasing rates with current customers on existing containers or ask current customers to return our equipment from expired leases so that we can lease it out at higher rates to other customers. Due to the high percentage of our containers on long-term leases, only a portion of our leases will expire this year. However, assuming the continuation of the current strong leasing market, this re-pricing opportunity should allow us to increase our leasing revenue incrementally over time without any increase in our ownership or operating expenses. In addition, sale prices for used containers are also currently high due to limited availability of used equipment, and we expect this will allow us to continue to generate attractive gains from the sale of our older containers.

              Capitalize on Our Financial Flexibility.    We have the ability to access diverse sources of cost effective capital. Due to our investment grade credit rating on container securitizations and our good relationships with a number of financial institutions, we routinely evaluate the bank and capital markets in order to improve our capital structure and provide ready access to substantial funding for growth. Since 2006, we have raised over $2.8 billion, including $1.1 billion in 2010 and 2011.

              Maintain Discipline on Leasing Terms.    We plan to continue to target attractive returns on our assets over their life cycle by concentrating on long-term leases with disciplined logistics in order to maximize our fleet utilization and profitability. In 2010, the average lease duration for our new container leases was 5.8 years, and year to date in 2011, the average duration for new container leases is 6 years. In addition, our leases for new containers typically require our customers to return the vast majority of the equipment to our high demand locations if the leases are not renewed upon expiration. This logistics discipline greatly improves the re-marketability of our containers after the first lease expires while also increasing the chance that the first lease will be renewed by the existing customer. Over the last 5 years, our lease renewal rate averaged approximately 60% on containers that were newer than the age at which we typically sell them at the end of the term of the lease. Furthermore, we plan to continue to maintain strict underwriting standards as well as proactive credit monitoring to minimize credit write-offs. Over the last 5 years, write-offs of customer receivables have averaged less than 0.10% of our average total assets per year.

              Opportunistically Pursue Acquisition Opportunities.    We may pursue strategic acquisitions of container leasing companies, container fleets and sale/leaseback transactions with our shipping line customers. We believe that each of these types of transactions can allow us to grow our fleet profitably and that our existing infrastructure can support more assets without significant increases to our overhead costs.

Our Industry

              Containers are the primary means by which products are shipped internationally. By making it possible to move cargo from a point of origin to a final destination without repeated unpacking and repacking, containers reduce freight and labor costs. In addition, automated handling of containers permits faster loading and unloading of vessels, more efficient utilization of transportation equipment and reduced transit time. The protection provided by sealed containers also reduces cargo damage and the loss and theft of goods during shipment.

              Over the last 25 years, containerized trade has grown at a rate greater than that of general worldwide economic growth. According to Clarkson, worldwide containerized cargo volume increased at a CAGR of 9.1% from 1986 to 2010. We believe that this high historical growth was due to several factors, including the shift in global manufacturing capacity to lower labor cost areas such as China and India, the continued integration of developing high growth economies into global trade patterns and the continued conversion of cargo from bulk shipping into containers.

 Container Demand

Source: Clarkson's Container Intelligence Monthly, March 2011

              According to Clarkson, containerized trade growth is expected to continue to grow by approximately 9.8% in 2011 and by 8.9% in 2012. In addition, with the recent increase in fuel prices, shipping lines may expand their slow steaming strategies to reduce fuel costs, which could require more containers to service the trade routes due to the slower transit times. We believe that these favorable supply/demand dynamics will translate into continued high utilization rates for container lessors.

              Container leasing firms maintain inventories of new and used containers in a wide range of worldwide locations and supply these containers primarily to shipping line customers under a variety of long and short-term lease structures. Given the uncertainty and variability of export volumes, and the fact that shipping lines have difficulty in accurately forecasting their container requirements on a day-by-day, port-by-port basis, the availability of containers for lease on short notice reduces a shipping line's need to purchase and maintain larger container inventory buffers. In addition, the drop-off flexibility provided by operating leases also allows the shipping lines to adjust their container fleet sizes and the mix of container types in their fleets, both seasonally and over time, and helps to balance trade flows.

              According to Dynamar, container lessors' ownership was approximately 12.6 million TEU at the end of 2010, or 43% of the total worldwide container fleet of 29 million TEU. We believe that the overall portion of the global fleet of cargo containers owned by leasing companies is likely to increase over the next few years as shipping lines focus their capital on funding their vessel fleet expansion programs and to strengthen their balance sheets.

Corporate Information

              Our principal executive offices are located at 100 Manhattanville Road, Purchase, New York 10577 and our telephone number is (914) 251-9000. Our web site address is www.talinternational.com. Information contained on, or that can be accessed through, our website is not a part of this prospectus.

The Offering

Common stock offered:
By TAL International Group, Inc.	2,500,000 shares
By the selling stockholders	3,000,000 shares
Total	5,500,000 shares
Common stock to be outstanding after this offering	33,372,575 shares
Use of proceeds

We expect to use all of our net proceeds from our sale of shares in this offering for general corporate purposes, including purchasing containers and making other capital expenditures and for general working capital purposes. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. See "Use of Proceeds."

Over-allotment option	The selling stockholders have granted the underwriters an option for a period of 30 days to purchase an additional 825,000 shares of our common stock to cover over-allotments.
Risk factors	See "Risk Factors" beginning on page S-12 of this prospectus supplement for a discussion of specific risks you should consider before purchasing our common stock.
New York Stock Exchange symbol	TAL

              The number of shares outstanding after this offering includes 30,872,575 shares of common stock outstanding as of March 15, 2011 and, unless otherwise indicated, excludes:

  •
  546,839 shares of common stock issuable upon exercise of outstanding options under our stock incentive plan at a weighted average exercise price of $18.12 per share; and

  •
  1,405,556 shares of common stock reserved for future issuance under our stock incentive plan.

 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

              The following table sets forth certain summary historical consolidated financial and operating data of TAL International Group, Inc. The summary historical consolidated statement of operations data, balance sheet data and other financial data were derived from our audited consolidated financial statements and related notes. The data below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and notes thereto, as well as the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," contained in our Annual Report on Form 10-K for the year ended December 31, 2010.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Leasing revenues	$273,157	$286,273	$319,292	$309,261	$328,530
Equipment trading revenues	23,665	49,214	95,394	39,693	34,636
Management fee income	6,454	5,475	3,136	2,629	2,932
Other revenues	2,301	2,303	2,170	954	702

Total revenues	305,577	343,265	419,992	352,537	366,800

Operating expenses (income):
Equipment trading expenses	$21,863	$43,920	$84,216	$37,538	$28,814
Direct operating expenses	25,938	28,552	28,246	36,942	24,489
Administrative expenses	36,950	39,843	46,154	40,908	41,724
Depreciation and amortization(1)	103,849	101,670	110,450	115,688	115,927
(Reversal) provision for doubtful accounts	(529)	792	4,878	545	(843)
Net (gain) on sale of leasing equipment	(6,242)	(12,119)	(23,534)	(9,278)	(25,765)
Net (gain) on sale of container portfolios	—	—	(2,789)	(185)	—

Total operating expenses	181,829	202,658	247,621	222,158	184,346

Operating income	123,748	140,607	172,371	130,379	182,454

Other expenses (income):
Interest and debt expense	$47,578	$52,129	$64,983	$68,807	$79,104
Write-off of deferred financing costs	2,367	204	250	—	675
(Gain) on debt extinguishment(2)	—	—	(23,772)	(14,130)	—
Net loss (gain) on interest rate swaps(3)	8,282	27,883	76,047	(35,152)	13,029

Total other expenses	58,227	80,216	117,508	19,525	92,808

Income before income taxes	65,521	60,391	54,863	110,854	89,646
Income tax expense	23,388	21,600	19,067	39,268	31,922

Net income	$42,133	$38,791	$35,796	$71,586	$57,724

Earnings Per Share Data:
Basic income per share applicable to common stockholders	$1.28	$1.17	$1.10	$2.31	$1.90
Diluted income per share applicable to common stockholders	$1.26	$1.16	$1.09	$2.30	$1.88
Weighted average common shares outstanding:
Basic	32,987,077	33,183,252	32,572,901	31,021,339	30,440,816
Diluted	33,430,438	33,369,958	32,693,320	31,072,265	30,716,668
Cash dividends paid per common share	$0.45	$1.43	$1.61	$0.04	$1.30

(1)
Depreciation expense was reduced in 2010 by $5.5 million ($3.6 million after tax or $0.12 per diluted share) beginning October 1, 2010 as the result of an increase in the residual value estimates included in the Company's depreciation policy.

(2)
Gain on debt extinguishment of $23.8 million and $14.1 million for the years ended December 31, 2008 and 2009, respectively, was due to the repurchase of a portion of asset-backed term notes issued during 2006.

(3)
Net losses and gains on interest rate swaps are primarily due to changes in interest rates. Certain swaps were designated as cash flow hedges during the periods from November 2005 to April 2006, and from June 2010 to October 2010. Changes in fair value of the swaps not designated as cash flow hedges were recorded in the statement of operations.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(dollars in thousands)
Balance Sheet Data (end of period):
Cash and cash equivalents (including restricted cash)	$58,167	$70,695	$56,958	$73,604	$85,612
Accounts receivable, net	39,318	41,637	42,335	33,086	48,311
Revenue earning assets, net	1,253,877	1,500,056	1,764,522	1,603,819	2,286,831
Total assets	1,455,663	1,705,887	1,955,498	1,800,978	2,517,215
Total debt	958,317	1,174,654	1,351,036	1,161,298	1,770,332
Stockholders' equity	398,750	393,477	364,471	418,829	428,410
Other Financial Data:
Capital investments(5)	$286,460	$415,070	$508,365	$36,349	$881,073
Proceeds from sale of equipment leasing fleet, net of selling costs	58,462	63,006	83,956	69,473	99,275
Adjusted pre-tax income(6)	76,170	88,478	107,388	61,572	103,350
Adjusted net income(6)	48,980	56,831	70,069	39,760	66,548
Selected Fleet Data in TEUs(1)(2):
Dry container	881,212	934,131	1,022,464	950,025	1,162,854
Refrigerated container	62,860	68,061	69,292	66,729	85,621
Special container	67,944	75,567	86,946	81,872	77,895
Tank container	—	110	1,369	1,400	2,698
Chassis	11,508	13,924	15,645	15,612	16,367

Equipment leasing fleet	1,023,524	1,091,793	1,195,716	1,115,638	1,345,435
Equipment trading(3)	13,799	19,371	28,736	23,885	51,748

Total container/chassis	1,037,323	1,111,164	1,224,452	1,139,523	1,397,183

Average utilization %(4)	92.6%	94.9%	94.4%	88.0%	96.1%

(1)
Includes our operating fleet (which is comprised of our owned and managed fleet) plus certain other TEU including finance leases.

(2)
Container/chassis calculated as of the end of the relevant period.

(3)
Includes 40,425 TEU on lease under sale-leaseback transactions as of December 31, 2010.

(4)
Average utilization is computed by dividing our total TEU on lease by the total TEU in our fleet excluding new TEU not yet leased.

(5)
Capital investments represents the dollar value of units accepted during the year and includes the purchase of 57,000 TEU of previously managed containers in 2007.

(6)
Adjusted pre-tax income is defined as income before income taxes as further adjusted for certain items, which management believes are not representative of our operating performance. Adjusted pre-tax income excludes gains on debt extinguishments, net losses and gains on interest rate swaps and the write-off of deferred financing costs. Adjusted net income is defined as net income further adjusted for such items, net of income tax. Adjusted pre-tax income and adjusted net income are non-GAAP financial measures, which means they are presentations not made in accordance with generally accepted accounting principles, or GAAP. Our definition and calculation of adjusted pre-tax income and adjusted net income may be different from the way other companies in our industry define or calculate such measures (or similarly titled measures), which reduced their value as a comparative tool. Adjusted pre-tax income and adjusted net income should not be considered as alternatives to, or more meaningful than, amounts determined in accordance with GAAP, including net income, or net cash from operating activities. We believe that adjusted pre-tax income and adjusted net income are useful to an investor in evaluating our operating performance because: (1) these measures are widely used by securities analysts and investors to measure a company's operating performance without regard to items such as gains on debt extinguishments and net losses and gains on interest rate swaps, which can vary substantially from company to company depending upon accounting methods, capital structure and whether such transactions occur at all; (2) these measures help investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of certain events which we believe are not representative of our on-going operating performance; and (3) these measures are used by our management for various purposes, including as measures of operating performance to assist in comparing performance from period to period on a consistent basis, in presentations to our board of directors concerning our financial performance and as a basis for strategic planning and forecasting. We have provided reconciliations of income before income taxes and net income, the most directly comparable GAAP measures to adjusted pre-tax income and adjusted net income in the tables below for the years ended December 31, 2006 through 2010:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Income before income taxes	$65,521	$60,391	$54,863	$110,854	$89,646
Add (subtract):
Write-off of deferred financing fees	2,367	204	250	—	675
(Gain) on debt extinguishment	—	—	(23,772)	(14,130)	—
Net (gain) loss on interest rate swaps	8,282	27,883	76,047	(35,152)	13,029

Adjusted pre-tax income	$76,170	$88,478	$107,388	$61,572	$103,350

Adjusted pre-tax income per share(a)	$2.28	$2.65	$3.28	$1.98	$3.36

Net income	$42,133	$38,791	$35,796	$71,586	$57,724
Add (subtract)(b):
Write-off of deferred financing fees	1,522	131	163	—	435
(Gain) on debt extinguishment	—	—	(15,511)	(9,125)	—
Net (gain) loss on interest rate swaps	$5,325	$17,909	$49,621	$(22,701)	$8,389

Adjusted net income	$48,980	$56,831	$70,069	$39,760	$66,548

Adjusted net income per share(c)	$1.47	$1.70	$2.14	$1.28	$2.17

(a)
Calculated by dividing adjusted pre-tax income by the diluted weighted average common shares outstanding.

(b)
All net income adjustments are reflected net of income taxes.

(c)
Calculated by dividing adjusted net income by the diluted weighted average common shares outstanding.

RISK FACTORS

              Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below before acquiring shares of our common stock offered by this prospectus supplement. The occurrence of any of the following risks might cause you to lose all or part of your investment. Some statements in the following risk factors constitute forward looking statements. Please refer to the section entitled "Special Note Regarding Forward-Looking Statements"

Container leasing demand can be negatively affected by numerous market factors as well as external political and economic events that are beyond our control. Decreasing leasing demand could have a material adverse effect on our business, financial condition, results of operations and cash flows.

              Demand for containers depends largely on the rate of world trade and economic growth. Demand for leased containers is also driven by our customers' "lease vs. buy" decisions. Cyclical recessions can negatively affect operating results of lessors such as us because during economic downturns or periods of reduced trade, shipping lines tend to lease fewer containers, or lease containers only at reduced rates, and tend to rely more on their own fleets to satisfy a greater percentage of their requirements. As a result, during periods of weak global economic activity, we typically experience decreasing leasing demand, decreasing equipment utilization, lower average rental rates, decreased leasing revenue, decreased used container resale prices and significantly decreased profitability. These effects can be severe.

              For example, our profitability decreased 60.2% from the third quarter of 2008 to the third quarter of 2009 due to the effects of the global financial crisis, and our profitability would have decreased further if trade activity did not start to recover at the end of 2009. Our performance and profitability will likely be similarly impacted by economic recessions or other events that negatively affect the level of global containerized trade in the future.

              In addition, the recent earthquake and tsunami in Japan, and the related nuclear crisis, may negatively impact demand for leased containers, particularly if such events cause a global or regional economic slowdown. In the short-term, container shipping to and from Japan may be affected by damage to or closure of container ports, a reduction in imports and exports due to decreased manufacturing activity as a result of plant closures in Japan and the re-routing of vessels to other countries to avoid potential radiation exposure, prompting shipping lines to circumvent Japanese ports. Any of these events could disrupt the global supply chain and negatively impact trade volumes, which, in turn, could result in our customers leasing fewer containers. At this point it is too early to predict what impact the recent crisis in Japan will have on global trade and the container industry, but it is possible that our business and financial position could be adversely affected.

              Other general factors affecting demand for leased containers, container utilization and per diem rental rates include:

  •
  the available supply and prices of new and used containers;

  •
  changes in the operating efficiency of our customers, economic conditions, competitive pressures and consolidation in the shipping industry;

  •
  the availability and terms of equipment financing for our customers;

  •
  fuel costs and impact on overall transportation costs;

  •
  fluctuations in interest rates and foreign currency values;

  •
  import/export tariffs and restrictions;

  •
  customs procedures;

  •
  natural disasters;

  •
  foreign exchange controls; and

  •
  other governmental regulations and political or economic factors that are inherently unpredictable and may be beyond our control.

              Any of the aforementioned factors may have a material adverse effect on our business, financial condition, results of operations or cash flows.

Lease rates may decrease due to weak leasing demand, a decrease in new container prices or other factors, resulting in reduced revenues, lower margins, and reduced profitability and cash flows.

              Market leasing rates are typically a function of, among other things, new equipment prices (which are heavily influenced by steel prices), interest rates, the type and length of the lease, the equipment supply and demand balance at a particular time and location, and other factors more fully described below. A decrease in market leasing rates generally leads to decreased average lease rates for us which can have a material adverse effect on our leasing revenues, profitability and cash flow.

              A decrease in market leasing rates negatively impacts the leasing rates on both our new container investments and the existing containers in our fleet. Most of our existing containers are on operating leases, which means that the lease term is shorter than the expected life of the container, so the lease rate we receive for the container is subject to change at the expiration of the current lease. As a result, during periods of low market lease rates, the average lease rate we receive for our containers is negatively impacted by both the addition of new containers at low lease rates as well as the turnover of existing containers from leases with higher lease rates to leases with lower lease rates. This occurred during the second half of 2008 and continued in 2009 due to extremely weak leasing demand, and we also faced an extended period of decreasing average leasing rates from 1998-2003 due to a decrease in steel prices and new container prices. In both the 2009 and 1998-2003 periods, the reductions in our leasing rates contributed to significant decreases in our profitability.

              In 2010, the size of our owned fleet increased significantly due to our large purchases of new equipment. Those containers were purchased at relatively high prices and leased out during 2010 at lease rates well above our portfolio average. The high level of procurement in 2010 created a concentration of leases in our portfolio with historically high leasing rates that will generally expire from 2015 through 2017. If container prices and market leasing rates revert back toward historical average levels at the time those leases expire, we could be forced to re-lease those containers at significantly reduced lease rates and our average lease rates, operating margins, profitability and financial position would be adversely affected, even if trade growth and demand for leased containers remains strong.

Lessee defaults may adversely affect our business, financial condition, results of operations and cash flow by decreasing revenues and increasing storage, positioning, collection, recovery and lost equipment expenses.

              Our containers and chassis are leased to numerous customers. Rent and other charges, as well as indemnification for damage to or loss of our equipment, are payable under the leases and other arrangements by the lessees. Inherent in the nature of the leases and other arrangements for use of the equipment is the risk that once the lease is consummated, we may not receive, or may experience delay in realizing, all of the amounts to be paid in respect of the equipment. A delay or diminution in amounts received under the leases and other arrangements could adversely affect our business and financial prospects and our ability to make payments on our debt.

              The cash flow from our equipment, principally lease rentals, management fees and proceeds from the sale of owned equipment, is affected significantly by our ability to collect payments under leases and other arrangements for the use of the equipment and our ability to replace cash flows from terminating leases by re-leasing or selling equipment on favorable terms. All of these factors are subject to external economic conditions and performance by lessees and service providers that are beyond our control.

              In addition, when lessees or sublessees of our containers and chassis default, we may fail to recover all of our equipment, and the containers and chassis we do recover may be returned in damaged condition or to locations where we will not be able to efficiently re-lease or sell them. As a result, we may have to repair and reposition these containers and chassis to other places where we can re-lease or sell them, and we may lose lease revenues and incur additional operating expenses in repossessing and storing the equipment.

              The recent global economic crisis and the resulting decrease in trade volumes led to exceptionally poor financial performance for most of our customers in 2009, and while industry performance generally improved in 2010, many of our customers continue to be in a much weaker financial condition than they were in prior to the economic crisis. In addition, the current order book for container vessels remains large relative to the size of the existing container fleet, and the freight rates our customers receive for moving containers will come under renewed pressure if global containerized trade growth falls below the expected annual increase of container vessel capacity, which is currently expected to be near 10% in 2011. Due to the weakened financial condition of our customer base and the potential near-term pressure on freight rates, we continue to face an increased level of customer default risk, and thus we continue to face increased risk that our financial performance and cash flow could be severely affected by defaults from our major customers.

              Our balance sheet includes an allowance for doubtful accounts as well as an equipment reserve related to the expected costs of recovering and remarketing containers currently in the possession of customers that have either defaulted or that we believe currently present a significant risk of loss. However, we do not maintain a general equipment reserve for equipment on-hire under operating leases to performing customers. As a result, any major customer default would have a significant impact on our profitability at the time the customer defaulted. Such a default could also have a material adverse effect on our business condition and financial prospects.

Environmental regulations may result in equipment obsolescence or require substantial investments to retrofit existing equipment, especially for our refrigerated containers. Additionally, environmental concerns are leading to significant design changes for new containers that have not been extensively tested, which increases the risks we face from potential technical problems.

              Many countries, including the United States, restrict, prohibit or otherwise regulate the use of chemical refrigerants due to their ozone depleting and global warming effects. Over 99% of our refrigerated containers currently use R134A or 404A refrigerant. While R134A and 404A do not contain chlorofluorocarbons ("CFCs") (which have been restricted since 1995), the European Union has instituted regulations to phase out the use of R134A in automobile air conditioning systems beginning in 2011 due to concern that the release of R134A into the atmosphere may contribute to global warming. While the European Union regulations do not currently restrict the use of R134A in refrigerated containers or trailers, it is possible that the phase out of R134A in automobile air conditioning systems will be extended to intermodal containers in the future. Further, certain manufacturers of refrigerated containers, including the largest manufacturer of cooling machines for refrigerated containers, have begun testing units that utilize alternative refrigerants, such as carbon dioxide, that may have less global warming potential than R134A and 404A. If future regulations prohibit the use or servicing of containers using R134A or 404A refrigerants, we could be forced to incur large retrofitting expenses. In addition, refrigerated containers that are not retrofitted may become difficult to lease and command lower rental rates and disposal prices.

              Also, the insulation foam in the walls of refrigerated containers requires the use of a blowing agent that contains CFCs. While manufacturers are in various stages of phasing out the use of this blowing agent in the manufacturing process, if future regulations prohibit the use or servicing of containers with insulation manufactured with this blowing agent we could be forced to incur large retrofitting expenses and those that are not retrofitted may become more difficult to lease and command lower rental rates and disposal prices.

              An additional environmental concern affecting our operations relates to the construction materials used in our dry containers. The plywood floors of dry containers are usually made from tropical hardwoods. Due to concerns regarding de-forestation of tropical rain forests and climate change, many countries that have been the source of these hardwoods have implemented severe restrictions on the cutting and export of these woods. Accordingly, container manufacturers have switched a significant portion of production to more readily available alternatives such as birch, bamboo and other farm-grown wood species. Container users are also evaluating alternative designs that would limit the amount of plywood required and are also considering possible synthetic materials to replace the plywood. These new woods or other alternatives have not proven their durability over the typical 13-15 year life of a dry container, and if they cannot perform as well as the hardwoods have historically the future repair and operating costs for these containers could be significantly higher and the useful life of the containers may be decreased.

Used container selling prices may decrease leading to lower gains or potentially large losses on the disposal of our equipment.

              Although our revenues primarily depend upon equipment leasing, our profitability is also affected by the residual values of our containers upon the expiration of their leases because, in the ordinary course of our business, we sell certain containers when they are returned to us. The volatility of the residual values of such equipment may be significant. These values, which can vary substantially, depend upon, among other factors, the global supply and demand balance for containers, the location of the containers, worldwide steel prices and the cost of new containers, the supply and demand for used containers at a particular location, applicable maintenance standards, refurbishment needs, inflation rates, market conditions, materials and labor costs and equipment obsolescence. Most of these factors are outside of our control. Operating leases, which represent the predominant form of leases in our portfolio, are subject to greater residual value risk than finance leases.

              We typically sell containers if we believe it is in our best interest to do so after taking into consideration the book value, remaining useful life, repair condition, suitability for leasing or other uses and the prevailing local sales price for the containers. As these considerations vary, gains or losses on sale of equipment will also fluctuate and may be significant if we sell large quantities of containers.

              Used container selling prices and the gains or losses that we have recognized from selling used containers have varied widely over the last fifteen years. From 1999 through 2003 our average sale prices for used containers were historically low due to low prices for new containers and a significant over-supply of used containers in North America and Europe following the Asia crisis. We recorded large losses on the disposal of our equipment during these years.

              If current market conditions deteriorate due to a decrease in trade volumes, a decrease in new container prices, an increase in the supply of containers available for sale, a significant change in global trading patterns or other factors, sale prices could decrease significantly causing the impact of disposals to quickly change from gains to substantial losses.

Equipment trading is dependent upon a steady supply of used equipment.

              We purchase used containers for resale from our shipping line customers and other sellers. If the supply of equipment becomes limited because these sellers develop other means for disposing of their equipment or develop their own sales network, we may not be able to purchase the inventory necessary to meet our goals, and our equipment trading revenues and our profitability could be negatively impacted.

Abrupt changes in selling prices on equipment purchased for resale could negatively affect our equipment trading margins.

              We purchase and sell used containers opportunistically as part of our equipment trading segment. We purchase equipment for resale on the premise that we will turn over this inventory in a relatively short time frame. If selling prices rapidly deteriorate and we are holding a large inventory that was purchased when prices for equipment were higher, then our gross margins could decline or become negative.

If we are unable to finance capital expenditures, our business and growth plans will be adversely affected.

              Our growth strategy calls for us to make significant capital investments to, among other things, maintain and expand our container fleet. We have relied heavily on the asset securitization market to finance a majority of our new container investments. During the financial crisis of 2008 and 2009, the asset securitization market was not available to us. If similar or other disruptions in the capital markets and in the asset securitization market in particular occur, it would be more difficult and more expensive for us to fund additional container investments. If we are unsuccessful in obtaining sufficient additional financing on acceptable terms, we will not be able to invest in our fleet and our profitability will decrease.

We have a substantial amount of debt outstanding on a consolidated basis and have significant debt service obligations that could adversely affect our financial condition or our ability to fulfill our obligations and make it more difficult for us to fund our operations.

              We have a significant amount of debt outstanding on a consolidated basis. As of December 31, 2010, we had outstanding indebtedness of $1.6 billion under our asset-backed securities and other debt facilities. In addition, we have capital lease obligations in the amount of $131.8 million. Our interest and debt expense for the year ended December 31, 2010 was $79.1 million. As of December 31, 2010, our total net debt (total debt plus equipment purchases payable less cash) to total revenue-earning assets was 76%.

              Our substantial debt could have important consequences for investors, including the following:

  •
  require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, thereby reducing funds available for operations, future business opportunities and other purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  make it more difficult for us to satisfy our obligations with respect to our debt obligations, and any failure to comply with such obligations, including financial and other restrictive covenants, could result in an event of default under the agreements governing such indebtedness, which could lead to, among other things, an acceleration of our indebtedness or foreclosure on the assets securing our indebtedness and which could have a material adverse effect on our business or prospects;

  •
  limit our ability to borrow additional funds, or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes;

  •
  make it more difficult for us to pay dividends on our common stock;

  •
  increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates; and

  •
  place us at a competitive disadvantage compared to our competitors having less debt.

              We may not generate sufficient revenues to service and repay our debt and have sufficient funds left over to achieve or sustain profitability in our operations, meet our working capital and capital expenditure needs or compete successfully in our markets.

Despite our substantial leverage, we and our subsidiaries may be able to incur additional indebtedness. This could further exacerbate the risks described above.

              We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although our asset-backed securities and other credit facilities contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of qualifications and exceptions, and, under certain circumstances, indebtedness incurred in compliance with such restrictions could be substantial. To the extent that new indebtedness is added to our and our subsidiaries' current debt levels, the risks described above would increase.

We will require a significant amount of cash to service and repay our outstanding indebtedness and fund future capital expenditures. Our ability to generate cash depends on many factors beyond our control.

              Our ability to make payments on and repay our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future.

              We cannot assure investors that:

  •
  our business will generate sufficient cash flow from operations to service and repay our debt and to fund working capital and future capital expenditures;

  •
  future borrowings will be available under our current or future credit facilities in an amount sufficient to enable us to repay our debt; or

  •
  we will be able to refinance any of our debt on commercially reasonable terms or at all.

              If we cannot generate sufficient cash from our operations to meet our debt service and repayment obligations, we may need to reduce or delay capital expenditures, the development of our business generally and any acquisitions. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms or at all.

Our customers may decide to lease fewer containers. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate and level of investment would decrease, resulting in decreased leasing revenues, increased storage costs, increased positioning costs and lower growth.

              We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than buy their container equipment. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased positioning costs. A decrease in the portion of leased containers would also reduce our investment opportunities and significantly constrain our growth. Most of the factors affecting the decisions of our customers are outside our control.

              While the percentage of leased containers had been fairly consistent historically, this percentage decreased steadily from 2004 to 2008. We believe that the increasing share of containers owned directly by the shipping lines during this time was the result of the improved financial performance, increased operating scale and improved information systems of our customers, which made it easier for our customers to finance and deploy new container purchases efficiently.

We are dependent upon continued demand from our large customers and any default or significant reduction in leasing business from any of our large customers, and especially our largest customer, could have a material adverse effect on our business, financial condition and future prospects.

              Our largest customers account for a significant portion of our revenues. Our five largest customers represented approximately 50% of our leasing revenues in 2010, with our single largest customer, CMA CGM S.A., representing approximately 16% during this period. Furthermore, the shipping industry has been consolidating for a number of years, and further consolidation is expected and could increase the portion of our revenues that comes from our largest customers. The loss or significant reduction of orders from any of our large customers could have a material adverse effect on our business, financial condition and future prospects.

              In addition, several of our largest customers, including our largest customer, have undertaken significant financial restructurings as a result of large financial losses incurred in 2009. We expect the financial performance and financial condition of these customers, though improved from the depths of the crisis, will continue to be pressured due to ongoing growth in vessel capacity. A default by any of our large customers, and especially our largest customer, would have a material adverse effect on our business, financial condition, results of operations and future prospects.

We face extensive competition in the container leasing industry.

              We may be unable to compete favorably in the highly competitive container leasing and sales business. We compete with more than ten other major leasing companies, many smaller lessors, manufacturers of container equipment, companies offering finance leases as distinct from operating leases, promoters of container ownership and leasing as a tax shelter investment, shipping lines, which sometimes lease their excess container stocks, and suppliers of alternative types of equipment for freight transport. Some of these competitors may have greater financial resources and access to capital than we do. Additionally, some of these competitors may, at times, accumulate a high volume of underutilized inventories of containers, which could lead to significant downward pressure on lease rates and margins.

              Competition among container leasing companies depends upon many factors, including, among others, lease rates, lease terms (including lease duration, drop-off restrictions and repair provisions), customer service, and the location, availability, quality and individual characteristics of equipment. New entrants into the leasing business have been attracted by the high rate of containerized trade growth in recent years, and new entrants have generally been less disciplined than we are in pricing and structuring leases. As a result, the entry of new market participants together with the already highly competitive nature of our industry may reduce lease rates and undermine our ability to maintain our current level of container utilization or achieve our growth plans.

Litigation to enforce our leases and recover our containers has inherent uncertainties that are increased by the location of our containers in jurisdictions that have less developed legal systems.

              While almost all of our lease agreements are governed by New York law and provide for the non-exclusive jurisdiction of the courts located in the state of New York, our ability to enforce the lessees' obligations under the leases and other arrangements for use of the containers often is subject to applicable laws in the jurisdiction in which enforcement is sought. It is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. Our containers are manufactured in Asia, primarily in China, and a substantial portion of our containers is leased out of Asia, primarily China, and is used by our customers in service between Asia and North

America, Europe, Central and South America, the Middle East, and Africa and in inter-Asia trade. Litigation and enforcement proceedings have inherent uncertainties in any jurisdiction and are expensive. These uncertainties are enhanced in countries that have less developed legal systems where the interpretation of laws and regulations is not consistent, may be influenced by factors other than legal merits and may be cumbersome, time-consuming and even more expensive than usual. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions whose laws do not confer the same security interests and rights to creditors and lessors as those in the United States and where the legal system is not as well developed. As a result, the remedies available and the relative success and expedience of collection and enforcement proceedings with respect to the containers in various jurisdictions cannot be predicted. As more of our business shifts to areas outside of the United States and Europe, such as China, it may become more difficult and expensive to enforce our rights and recover our containers.

              In 2008 and 2009, the success of our recovery efforts for defaulted leases was hampered by undeveloped creditor protections and legal systems in a number of countries. In 2008, we experienced an increase in average recovery costs per unit and a decrease in the percentage of containers recovered in default situations primarily due to excessive charges applied to our containers by the depot or terminal facilities that had been storing the containers for the defaulted lessee. In these cases, the payments demanded by the depot or terminal operators often significantly exceeded the amount of storage costs that we would reasonably expect to pay for the release of the containers. However, our legal remedies were limited in many of the jurisdictions where the containers were being stored, and we were sometimes forced to accept the excessive storage charges to gain control of our containers. If the number and size of defaults increases in the future, and if a large percentage of the defaulted containers are being stored in countries with less developed legal systems, losses resulting from recovery payments and unrecovered containers could be large and our profitability significantly reduced.

We may incur future asset impairment charges.

              An asset impairment charge may result from the occurrence of unexpected adverse events or management decisions that impact our estimates of expected cash flows generated from our long-lived assets. We review our long-lived assets, including our container and chassis equipment, goodwill and other intangible assets, for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We may be required to recognize asset impairment charges in the future as a result of reductions in demand for specific container and chassis types, a weak economic environment, challenging market conditions, events related to particular customers or asset type, or as a result of asset or portfolio sale decisions by management.

              During the fourth quarter of 2010 we increased the estimated residual values used in our depreciation calculations for several of our containers types. If, in the future, we experience weak demand for these specific container types the amount of a potential impairment charge would be higher than if we had not increased our residual estimates.

Changes in market price, availability or transportation costs of containers in China could adversely affect our ability to maintain our supply of containers.

              China is currently the largest container-producing nation in the world, and we currently purchase substantially all of our dry containers, special containers and refrigerated containers from manufacturers based in China. In addition, over the last several years, there has been a consolidation in the container manufacturing industry, resulting in two manufacturers controlling over 65% of the market. In the event that it were to become more expensive for us to procure containers in China or to transport these containers from the factory locations in China to the locations where they are needed by our customers, whether because of further consolidation among container suppliers, a dispute with one of our manufacturers, changes in trade patterns, increased tariffs imposed by the United States or other governments or for any other reason, we would have to seek alternative sources of supply. We may not be able to make alternative arrangements quickly enough to meet our equipment needs, and the alternative arrangements may increase our costs.

We may incur costs associated with relocation of leased equipment.

              When lessees return equipment to locations where supply exceeds demand, we routinely reposition containers to higher demand areas. Positioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the former lessees of the equipment or pick-up charges paid by the new lessees. Positioning expenses can be significant if a large portion of our containers is returned to locations with weak demand. For example, prior to the Asia crisis of the late 1990s, containerized trade was relatively evenly balanced globally, and as a result, many of our lease contracts provided extensive drop-off flexibility in North America and Europe. However, global containerized trade patterns changed dramatically in the aftermath of the Asia crisis, and demand for leased containers in North America and Europe substantially decreased. We incurred significant positioning expenses from 2000-2003 to shift our inventory of containers from North America and Europe to Asia.

              We currently seek to limit the number of containers that can be returned and impose surcharges on containers returned to areas where demand for such containers is not expected to be strong. However, future market conditions may not enable us to continue such practices. In addition, we may not accurately anticipate which port locations will be characterized by weak or strong demand in the future, and our current contracts will not provide much protection against positioning costs if ports that we expect to be strong demand ports turn out to be surplus container ports at the times leases expire. In particular, we could incur significant positioning costs in the future if trade flows change from net exports to net imports in locations such as the main ports in China that we currently consider to be high demand locations and where our leases typically allow large numbers of container to be returned to us.

Our asset-backed securities and other credit facilities impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

              Our asset-backed securities and other credit facilities impose, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries. These restrictions will limit or prohibit, among other things, our ability to:

  •
  incur additional indebtedness;

  •
  pay dividends on or redeem or repurchase our stock;

  •
  issue our capital stock and capital stock of our subsidiaries;

  •
  make loans and investments;

  •
  create liens;

  •
  sell certain assets or merge with or into other companies;

  •
  enter into certain transactions with stockholders and affiliates;

  •
  cause our subsidiaries to make dividends, distributions and other payments to us; and

  •
  otherwise conduct necessary corporate activities.

              These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these restrictions could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our material container assets.

Sustained Asian economic instability could reduce demand for leasing.

              A number of the shipping lines to which we lease containers are entities domiciled in Asian countries. In addition, many of our customers are substantially dependent upon shipments of goods exported from Asia. From time to time, there have been economic disruptions, financial turmoil and political instability in this region. If these events were to occur in the future, they could adversely affect these customers and lead to reduced demand for leasing of our containers or otherwise adversely affect us.

It may become more expensive for us to store our off-hire containers.

              We are dependent on third party depot operators to repair and store our equipment in port areas throughout the world. In many locations the land occupied by these depots is increasingly being considered as prime real estate. Accordingly, local communities are considering increasing restrictions on the depot operations which would increase their costs and in some cases force depots to relocate to sites farther from the port areas. If these changes affect a large number of our depots it could significantly increase the cost of maintaining and storing our off-hire containers.

Manufacturers of our equipment may be unwilling or unable to honor manufacturer warranties covering defects in our equipment.

              We obtain warranties from the manufacturers of our equipment. When defects in the containers occur, we work with the manufacturers to identify and rectify the problem. However, manufacturers may not be willing or able to honor warranty obligations. If defects are discovered in containers that are not covered by manufacturer warranties we could be required to expend significant amounts of money to repair the containers and/or the useful life of the containers could be shortened and the value of the containers reduced.

We rely on our information technology systems to conduct our business. If these systems fail to adequately perform these functions, or if we experience an interruption in their operation, our business and financial results could be adversely affected.

              The efficient operation of our business is highly dependent on two of our information technology systems: our equipment tracking and billing system and our customer interface system. For example, these systems allow customers to place pick-up and drop-off orders on the Internet, view current inventory and check contractual terms in effect with respect to any given container lease agreement. We correspondingly rely on such information systems to track transactions, such as container pick-ups and drop-offs, repairs and to bill our customers for the use and damage to our equipment. We also use the information provided by these systems in our day-to-day business decisions in order to effectively manage our lease portfolio and improve customer service. The failure of these systems to perform as we anticipate could disrupt our business and results of operations and cause our relationships with our customers to suffer. In addition, our information technology systems are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failures and viruses. Any such interruption could have a material adverse effect on our business.

A number of key personnel are critical to the success of our business.

              Most of our senior executives and other management level employees have been with us for over ten years and have significant industry experience. We rely on their knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business. Our success also depends on our ability to retain our experienced sales force and technical personnel as well as recruiting new skilled sales, marketing and technical personnel. Competition for these persons in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to retain customers and provide acceptable levels of customer service could suffer.

The international nature of the container industry exposes us to numerous risks

              We are subject to risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

  •
  regional or local economic downturns;

  •
  changes in governmental policy or regulation;

  •
  restrictions on the transfer of funds into or out of countries in which we operate;

  •
  compliance with U.S. Treasury sanctions regulations restricting doing business with certain nations or specially designated nationals;

  •
  import and export duties and quotas;

  •
  domestic and foreign customs and tariffs;

  •
  international incidents;

  •
  military outbreaks;

  •
  government instability;

  •
  nationalization of foreign assets;

  •
  government protectionism;

  •
  compliance with export controls, including those of the U.S. Department of Commerce;

  •
  compliance with import procedures and controls, including those of the U.S. Department of Homeland Security;

  •
  potentially negative consequences from changes in tax laws;

  •
  requirements relating to withholding taxes on remittances and other payments by subsidiaries;

  •
  labor or other disruptions at key ports;

  •
  difficulty in staffing and managing widespread operations; and

  •
  restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions.

              Any one or more of these factors could impair our current or future international operations and, as a result, harm our overall business.

The lack of an international title registry for containers increases the risk of ownership disputes.

              There is no internationally recognized system of recordation or filing to evidence our title to containers nor is there an internationally recognized system for filing security interests in containers. Although this has not occurred to date, the lack of a title recordation system with respect to containers could result in disputes with lessees, end-users or third parties who may improperly claim ownership of our containers.

Certain liens may arise on our containers.

              Depot operators, repairmen and transporters may come into possession of our containers from time to time and have sums due to them from the lessees or sublessees of the containers. In the event of nonpayment of those charges by the lessees or sublessees, we may be delayed in, or entirely barred from, repossessing the containers, or be required to make payments or incur expenses to discharge such liens on the containers.

As a U.S. corporation, we are subject to the Foreign Corrupt Practices Act, and a determination that we violated this Act may affect our business and operations adversely.

              As a U.S. corporation, we are subject to the regulations imposed by the Foreign Corrupt Practices Act ("FCPA"), which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Any determination that we have violated the FCPA could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As a U.S. corporation, we are subject to U.S. Executive Orders and U.S. Treasury Sanctions Regulations regarding doing business in or with certain nations and specially designated nationals.

              As a U.S. corporation, we are subject to U.S. Executive Orders and U.S. Treasury sanctions regulations restricting or prohibiting business dealings in or with certain nations and with certain specially designated nationals (individuals and legal entities). Any determination that we have violated such Executive Orders and U.S. Treasury sanctions regulations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Future changes to lease accounting rules under U.S. GAAP and International Financial Reporting Standards could significantly impact how we and our customers conduct our businesses and account for leases.

              As a U.S. publicly held company we are required to prepare and report our consolidated financial statements in accordance with U.S. GAAP. On August 17, 2010, the Financial Accounting Standards Board issued Proposed Accounting Standards Update—Leases (Topic 840). This Exposure Draft proposes a new approach to lease accounting that differs significantly from current practice. Most notably it would require lessees to record leased assets on their balance sheets. If this proposed new accounting standard becomes effective in its current form, it could significantly impact our customers' lease-versus-buy decisions and could, therefore, have an adverse effect on our business, financial condition, results of operations and cash flows.

We may incur increased costs associated with the implementation of new security regulations, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

              We may be subject to regulations promulgated in various countries, including the United States, seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Safety Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the United States. Moreover, the International Convention for Safe Containers, 1972 (CSC), as amended, adopted by the International Maritime Organization, applies to containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur increased compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet any new requirements imposed by such regulations. Additionally, certain companies are currently developing or may in the future develop products designed to enhance the security of containers transported in international commerce. Regardless of the existence of current or future government regulations mandating the safety standards of intermodal shipping containers, our competitors may adopt such products or our customers may require that we adopt such products in the conduct of our container leasing business. In responding to such market pressures, we may incur increased costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Terrorist attacks could negatively impact our operations and our profitability and may expose us to liability and reputational damage.

              Terrorist attacks may negatively affect our operations. Such attacks have contributed to economic instability in the United States and elsewhere, and further acts of terrorism, violence or war could similarly affect world trade and the industries in which we and our customers operate. In addition, terrorist attacks or hostilities may directly impact ports our containers come in and out of, depots, our physical facilities or those of our suppliers or customers and could impact our sales and our supply chain. A severe disruption to the worldwide ports system and flow of goods could result in a reduction in the level of international trade and lower demand for our containers. The consequences of any terrorist attacks or hostilities are unpredictable, and we may not be able to foresee events that could have an adverse effect on our operations.

              It is also possible that one of our containers could be involved in a terrorist attack. Although our lease agreements require our lessees to indemnify us against all damages arising out of the use of our containers, and we carry insurance to potentially offset any costs in the event that our customer indemnifications prove to be insufficient, our insurance does not cover certain types of terrorist attacks, and we may not be fully protected from liability or the reputational damage that could arise from a terrorist attack which utilizes one of our containers.

Environmental liability may adversely affect our business and financial situation.

              We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and third-party claims for property damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our current or historical operations. Under some environmental laws in the United States and certain other countries, the owner of a leased container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from a container without regard to the owner's fault. We have not yet experienced any such claims, although we could be subject to such claims in the future. Liability insurance policies, including ours, usually exclude claims for environmental damage. Some of our lessees may have separate insurance coverage for environmental damage, but any such policies may not cover or otherwise offset any liability we may have as the owner of a leased container. Our standard master tank container lease agreement insurance clause requires our tank container lessees to provide pollution liability insurance. Such insurance or indemnities may not fully protect us against damages arising from environmental damage.

Fluctuations in foreign exchange rates could reduce our profitability.

              The majority of our revenues and costs is billed in U.S. dollars. Most of our non-U.S. dollar transactions is individually of small amounts and in various denominations and thus is not suitable for cost-effective hedging. In addition, almost all of our container purchases are paid for in U.S. dollars.

              Our operations and used container sales in locations outside of the United States have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. Adverse or large exchange rate fluctuations may negatively affect our results of operations and financial condition.

              Most of our equipment fleet is manufactured in China. Although the purchase price we pay is in U.S. dollars, our manufacturers pay labor and other costs in the local currency, the Chinese Yuan. To the extent that our manufacturers' costs increase due to changes in the valuation of the Chinese Yuan, the dollar price we pay for equipment could be adversely affected.

Increases in the cost of or the lack of availability of insurance could increase our risk exposure and reduce our profitability.

              Our lessees and depots are required to maintain all risks physical damage insurance, comprehensive general liability insurance and to indemnify us against loss. We also maintain our own contingent liability insurance and off-hire physical damage insurance. Nevertheless, lessees' and depots' insurance or indemnities and our insurance may not fully protect us. The cost of such insurance may increase or become prohibitively expensive for us and our customers and such insurance may not continue to be available.

              We also maintain director and officer liability insurance. Potential new accounting standards and new corporate governance regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain increased levels of coverage or it may not continue to be available.

Following this offering, we will most likely no longer be a controlled company; however, The Resolute Fund, L.P. and its affiliated funds will continue to own a significant portion of our common stock, and their interests may differ from or conflict with the interests of our other stockholders.

              Certain of our stockholders have entered in a stockholders agreement setting forth certain rights and restrictions relating to ownership of our securities. As described below under "Selling Stockholders," the stockholders agreement provides that certain of the parties thereto, including The Resolute Funds, the Edgewater Funds and JZ Capital Partners Limited, which parties collectively beneficially own approximately 50.5% of our common stock prior to this offering, will vote their respective shares such that our Board of Directors will be comprised of nine directors consisting of six individuals designated by The Resolute Fund, L.P. and three independent directors designated by our Nominating and Corporate Governance Committee. We expect that as a result of sale of shares of common stock in this offering by us and by the selling stockholders, we will cease to be a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange. Nonetheless, following this offering, the stockholders agreement will remain in effect and The Resolute Funds, the Edgewater Funds and JZ Capital Partners Limited collectively will continue to beneficially own a significant percentage of our outstanding common stock. As a result, The Resolute Funds will have the ability to exercise substantial influence over our company, including with respect to decisions relating to our capital structure, issuing additional shares of our common stock or other equity securities, paying dividends, incurring additional debt, making acquisitions, selling assets and undertaking extraordinary transactions. In any of these or other matters, the interests of The Resolute Funds may differ from or conflict with the interests of our other stockholders.

Our strategy to selectively pursue complementary acquisitions and joint ventures may present unforeseen integration obstacles or costs.

              We may selectively pursue complementary acquisitions and joint ventures. Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

  •
  potential disruption of our ongoing business and distraction of management;

  •
  difficulty with integration of personnel and financial and other systems;

  •
  hiring additional management and other critical personnel; and

  •
  increasing the scope, geographic diversity and complexity of our operations.

              In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Our acquisition and joint venture strategy may not be successfully received by customers, and we may not realize any anticipated benefits from acquisitions or joint ventures.

The price of our common stock may be highly volatile and may decline regardless of our operating performance.

              The trading price of our common shares is likely to be subject to wide fluctuations. Factors affecting the trading price of our common shares may include:

  •
  variations in our financial results;

  •
  changes in financial estimates or investment recommendations by securities analysts following our business;

  •
  the public's response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

  •
  changes in accounting standards, policies, guidance or interpretations or principles;

  •
  future sales of common stock by us and our directors, officers and significant stockholders;

  •
  announcements of technological innovations or enhanced or new products by us or our competitors;

  •
  our failure to achieve operating results consistent with securities analysts' projections;

  •
  the operating and stock price performance of other companies that investors may deem comparable to us;

  •
  changes in our dividend policy;

  •
  fluctuations in the worldwide equity markets;

  •
  recruitment or departure of key personnel;

  •
  our failure to timely address changing customer preferences;

  •
  broad market and industry factors; and

  •
  other events or factors, including those resulting from war, incidents of terrorism or responses to such events.

              In addition, if the market for intermodal equipment leasing company stocks or the stock market in general experiences loss of investor confidence, the trading price of our common shares could decline for reasons unrelated to our business or financial results. The trading price of our common shares might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

Future sales of shares of our common stock by us or our existing controlling stockholders could cause our stock price to decline.

              We filed a shelf registration statement for up to $300 million of debt and equity securities by us and the sale of up to five million shares of our common stock by our original investors. Following this offering, the price of our shares could be negatively impacted if we or any of our original investors undertake additional offerings to sell a significant amount of shares pursuant to this shelf registration or if the market perceives that such sales are likely to occur.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

              The trading market for our common shares relies in part on the research and reports that industry or financial analysts publish about us or our business or our industry. We have no influence or control over these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our stock, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Our failure to comply with required public company corporate governance and financial reporting practices and regulations could materially and adversely impact our financial condition, operating results and the price of our common stock.

              The Sarbanes Oxley Act of 2002 requires that we maintain effective internal controls for financial reporting and disclosure controls and procedures. If we do not maintain compliance with the requirements of Section 404 of the Sarbanes Oxley Act of 2002, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, we could suffer a loss of investor confidence in the reliability of our financial statements, which could cause the market price of our stock to decline. We can also be subject to sanctions or investigations by the New York Stock Exchange, the Securities and Exchange Commission or other regulatory authorities for failure to comply with public company corporate governance and financial reporting practices and regulations.

Our internal controls over financial reporting may not detect all errors or omissions in the financial statements.

              Section 404 of the Sarbanes Oxley Act requires an annual management assessment of the effectiveness of internal controls over financial reporting and a report by our independent registered public accounting firm. If we fail to maintain the adequacy of internal controls over financial accounting, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes Oxley Act of 2002 and related regulations. Although our management has concluded that adequate internal control procedures are currently in place, no system of internal controls can provide absolute assurance that the financial statements are accurate and free of material errors. As a result, the risk exists that our internal controls may not detect all errors or omissions in the financial statements.

Adverse changes in business conditions could negatively impact our income tax provision or cash payments.

              Our net deferred tax liability balance includes a deferred tax asset for U.S. federal and various states resulting from net operating loss carryforwards. A reduction to our future earnings, which will lower taxable income, may require us to record a charge against earnings, in the form of a valuation allowance, if it is determined it is more-likely-than-not that some or all of the loss carryforwards will not be realized.

              In addition, under certain conditions, if our future investment in new container and chassis operating leases is significantly less than estimated, we may fail to benefit from future accelerated depreciation for income tax purposes. If this occurs we could pay significant income taxes sooner than we currently project.

 USE OF PROCEEDS

              The net proceeds from our sale of 2,500,000 shares of common stock in this offering will be approximately $85.5 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. We intend to use all of our net proceeds from this offering for general corporate purposes, including, but not limited to, purchasing containers and making other capital expenditures and for general working capital purposes.

CAPITALIZATION

              The following table sets forth our unaudited cash and cash equivalents and capitalization as of December 31, 2010, on:

  •
  an actual basis; and

  •
  as adjusted to give effect to the sale by us of 2,500,000 shares of common stock in this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

              You should read the information below in conjunction with our audited consolidated financial statements and notes thereto and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2010, which have been incorporated by reference in this prospectus.

	As of December 31, 2010
	Actual	As Adjusted
	(in thousands, except share and per share amounts)
Cash and cash equivalents (including restricted cash of $23,018)	$85,612	$171,137

Asset backed securitization term notes (ABS)	$984,880	$984,880
Term loan facilities	441,133	441,133
Asset backed warehouse facility	122,500	122,500
Revolving credit facility	90,000	90,000
Capital lease obligations	131,819	131,819

Total debt	1,770,332	1,770,332

Stockholders' equity:
Preferred stock, $0.001 par value, 500,000,000 shares authorized, none issued	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized, 33,725,066 and 36,225,066 shares issued, actual and as adjusted, respectively	34	36
Treasury stock, at cost, 3,011,843 shares	(37,535)	(37,535)
Additional paid-in capital	399,816	485,339
Accumulated earnings	76,053	76,053
Accumulated other comprehensive (loss)	(9,958)	(9,958)

Total stockholders' equity	428,410	513,935

Total capitalization	$2,198,742	$2,284,267

 PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

              Our common stock is traded on the New York Stock Exchange under the symbol "TAL". The following table sets forth the high and low sale prices of our common stock as reported on the New York Stock Exchange and cash dividends per share for the periods indicated:

	High	Low	Per Share Dividend
2009
First quarter	$14.40	$5.51	$0.01
Second quarter	11.46	5.96	0.01
Third quarter	14.65	8.81	0.01
Fourth quarter	15.19	11.10	0.01
2010
First quarter	20.29	12.91	0.25
Second quarter	27.19	19.85	0.30
Third quarter	28.97	20.94	0.35
Fourth quarter	31.71	23.50	0.40
2011
First quarter (through March 31, 2011)	$38.40	$29.61	$0.45

              The last reported sale price of our common stock on March 31, 2011 was $36.27 per share, as reported on the New York Stock Exchange. As of March 15, 2011, there were 30,872,575 shares of common stock outstanding.

MANAGEMENT

              The names of our directors and executive officers, their ages as of December 31, 2010, and certain other information about them are set forth below:

Name	Age	Position
Malcolm P. Baker(1)	41	Director
A. Richard Caputo, Jr.(2)(3)	45	Director
Claude Germain(1)(3)	43	Director
Brian J. Higgins	35	Director
John W. Jordan II(3)	63	Director
Frederic H. Lindeberg(1)(2)	70	Director
David W. Zalaznick(2)	56	Director
Douglas J. Zych	39	Director
Brian M. Sondey	43	Chief Executive Officer, President, Director
John Burns	50	Senior Vice President and Chief Financial Officer
Adrian Dunner	46	Senior Vice President, Asia Pacific
Kevin Valentine	45	Senior Vice President, Trader and Global Operations
Marc Pearlin	55	Vice President, General Counsel and Secretary

(1)
Member of the Audit Committee

(2)
Member of the Compensation Committee

(3)
Member of the Nominating and Corporate Governance Committee

              Mr. Caputo, Mr. Higgins, Mr. Jordan, Mr. Zalaznick, Mr. Zych and Mr. Sondey were designated by The Resolute Fund, L.P. and its affiliated funds, whose manager is The Jordan Company, L.P. Certain of our stockholders, including The Resolute Fund, L.P. and its affiliated funds, that collectively owned approximately 50.77% of our common stock as of December 31, 2010 are parties to a stockholders' agreement pursuant to which such stockholders have agreed to vote their respective shares of common stock such that our Board of Directors will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by our Nominating and Corporate Governance Committee.

              Malcolm P. Baker has served as a director of our company since September 2006. Dr. Baker is the Dwight P. Robinson, Jr. Professor in the finance unit of the Harvard University Graduate School of Business, a faculty research fellow in the corporate finance program at the National Bureau of Economic Research, and a consultant for Acadian Asset Management. Dr. Baker has authored numerous articles and case studies on corporate finance, capital markets and behavioral finance. He has been a frequent presenter at academic and practitioner conferences, a consultant to corporations and investment management firms, and a winner of the Brattle Prize, which is given annually by the American Finance Association. Dr. Baker holds a BA in applied mathematics and economics from Brown University, an M.Phil. in finance from Cambridge University, and a Ph.D. in business economics from Harvard University.

              A. Richard Caputo, Jr. has served as a director of our company since November 2004. Mr. Caputo is a Partner and Managing Principal of The Jordan Company, L.P. He has been an employee of The Jordan Company, L.P. and its predecessors and affiliated entities since 1990. Mr. Caputo is also a director of Universal Technical Institute, Inc. and Safety Insurance Group, Inc., as well as a number of privately held companies. Mr. Caputo received a BA in Mathematical and Business Economics from Brown University.

              Claude Germain has served as a director of our company since February 2009. Mr. Germain is a Managing Partner of Rouge River Capital Inc., a Canadian merchant bank focused on midmarket opportunities. Mr. Germain also sits on the boards of directors of various companies, including SMTC, a global Electronics Manufacturing Services provider (NSDQ: SMTX); HALO Technologies, a technology holding company based in Greenwich, CT; and Pillar 5 Pharma Inc., a contract pharmaceutical manufacturer in Ottawa, Ontario. Prior to joining Rouge River Capital Inc., Mr. Germain was Executive Vice President and Chief Operating Officer for Schenker of Canada Ltd. from 2005 to 2010 where he was accountable for Schenker's Canadian operations. DB Schenker is one of the largest logistics service providers in the world. Mr. Germain was also the Co-Founder of Grocery Gateway Inc; President of a Texas-based third party logistics firm; and a management consultant specializing in distribution for The Boston Consulting Group. In 2002 and 2007, Mr. Germain won Canadian Executive of the Year in Logistics. Mr. Germain holds an MBA from Harvard Business School and a Bachelor of Engineering Physics (Nuclear) from Queen's University.

              Brian J. Higgins has served as a director of our company since November 2004. Mr. Higgins is a Principal of The Jordan Company, L.P. He has been an employee of The Jordan Company, L.P. and its predecessor and affiliated entities since 1999. Mr. Higgins received a BA in Economics from Williams College.

              John W. Jordan II has served as a director of our company since November 2004. Mr. Jordan is a Partner and Managing Principal of The Jordan Company, L.P. He has been an employee of The Jordan Company, L.P. and its predecessors and affiliated entities since 1982. Mr. Jordan is also a director of Service Logic, LLC (formerly known as TTS, LLC) and Sensus USA Inc., as well as a number of privately held companies. Mr. Jordan received a BA in Business Administration from the University of Notre Dame.

              Frederic H. Lindeberg has served as a director of our company since October 2005. Mr. Lindeberg has had a consulting practice providing taxation, management and investment counsel since 1991, focusing on finance, real estate, manufacturing and retail industries. Mr. Lindeberg retired in 1991 as Partner-In-Charge of various KPMG tax offices after 24 years of service where he provided both accounting and tax counsel to various clients. Mr. Lindeberg was formerly an adjunct professor at Penn State Graduate School of Business. Mr. Lindeberg is currently a director of Safety Insurance Group, Inc. and formerly a trustee of Provident Senior Living Trust. Mr. Lindeberg received a BS in Business Administration from Drexel University and a JD from Temple University School of Law. Mr. Lindeberg is a certified public accountant.

              David W. Zalaznick has served as a director of our company since November 2004. Mr. Zalaznick is a Partner and Managing Principal of the Jordan Company, L.P. He has been an employee of The Jordan Company, L.P. and its predecessors and affiliated entities since 1982. Mr. Zalaznick is also a director of Sensus USA Inc., as well as a number of privately held companies. Mr. Zalaznick received a BA in Economics from Cornell University and an MBA from Columbia University.

              Douglas J. Zych has served as a director of our company since November 2004. Mr. Zych is a Principal of The Jordan Company, L.P. He has been an employee of The Jordan Company, L.P. and its predecessors and affiliated entities since 1995. Mr. Zych received a BA in Business Administration from the University of Notre Dame.

              Brian M. Sondey is our Chief Executive Officer and President and has served as a director of our company since November 2004. Mr. Sondey joined our former parent, Transamerica Corporation, in April 1996 as Director of Corporate Development. He then joined TAL International Container Corporation ("TAL International Corporation") in November 1998 as Senior Vice President of Business Development. In September 1999, Mr. Sondey became President of TAL International Corporation. Prior to his work with Transamerica Corporation and TAL International Corporation,

Mr. Sondey worked as a Management Consultant at the Boston Consulting Group and as a Mergers & Acquisitions Associate at J.P. Morgan. Mr. Sondey holds an MBA from The Stanford Graduate School of Business and a BA degree in Economics from Amherst College.

              John Burns was appointed our Senior Vice President and Chief Financial Officer effective July 1, 2009. He is responsible for overseeing our Finance & Accounting, Audit, IT, Legal, and HR departments. Mr. Burns was formerly our Senior Vice President of Corporate Development, where he was responsible for the execution of our corporate development strategy. Mr. Burns joined our former parent, Transamerica Corporation, in April 1996 as Director of Internal Audit and subsequently transferred to TAL International Corporation in April 1998 as Controller and later Vice President and Chief Financial Officer. Prior to joining Transamerica Corporation, Mr. Burns spent 10 years with Ernst & Young LLP in their financial audit practice. Mr. Burns holds a BA in Finance from the University of St. Thomas, St. Paul, Minnesota and is a certified public accountant.

              Adrian Dunner is our Senior Vice President, Asia Pacific. Mr. Dunner is responsible for managing operations and marketing for the Asia Pacific area. Mr. Dunner was previously our Senior Vice President for Marketing and Sales, responsible for the execution of our global marketing strategy for all product lines, fleet operations, global logistics, and our used equipment sales efforts. Mr. Dunner joined TAL International Corporation in 1988 as Manager, Marketing, and has held positions as General Manager, US East Coast, and Marketing Manager located at various times in Cranford, NJ; Savannah, GA; and Jacksonville, FL. Prior to his employment with TAL International Corporation, Mr. Dunner worked as a Sales Representative for Container Transport International and as a Trade Specialist at the Center for International Trade. Mr. Dunner received a BS degree in Finance/Economics from Spring Hill University, and a MBA in Business from Jacksonville University.

              Kevin Valentine is our Senior Vice President, Trader and Global Operations. Mr. Valentine is responsible for the execution of our global container sales and trading activities and for overseeing our global fleet operations, our tank and chassis leasing product lines and our regional leasing activities in the Americas. Mr. Valentine joined TAL International Container Corporation in 1994 as Marketing Manager, UK following our acquisition of his previous employer, Tiphook Container Rental. Since joining TAL, Mr. Valentine has held positions in our London office as General Manager UK, Area Director Europe and Vice President, TRADER Container Sales & Trading. Mr. Valentine relocated to our headquarters in 2008. Prior to joining TAL International Container Corporation, Mr. Valentine held positions with Tiphook Container Rental from 1990 as Marketing Manager, Indian Subcontinent and Middle East based in London, England and Marketing Manager, Benelux based in Antwerp, Belgium. Mr. Valentine received a BA (Hons) degree in Business from Middlesex University, London, England.

              Marc Pearlin is our Vice President, General Counsel and Secretary. Mr. Pearlin is responsible for overseeing all legal matters. Mr. Pearlin joined TAL International Corporation in October 1986 as an Associate General Counsel and has held positions as our Secretary and Assistant General Counsel. Mr. Pearlin holds a Juris Doctor degree from the University of Connecticut School of Law and a BA in Economics and Spanish from Trinity College, Hartford, Connecticut.

 RELATED PARTY TRANSACTIONS

              We and certain of our stockholders have entered in a stockholders agreement setting forth certain rights and restrictions relating to ownership of our securities, including the voting of shares with respect to the election of directors, transfer restrictions and registration rights. As described below under "Selling Stockholders," the stockholders agreement provides that certain of the parties thereto, including The Resolute Funds, the Edgewater Funds and JZ Capital Partners Limited, which parties collectively beneficially own approximately 50.5% of our common stock prior to this offering, will vote their respective shares such that our Board of Directors will be comprised of nine directors consisting of six individuals designated by The Resolute Fund, L.P. and three independent directors designated by our Nominating and Corporate Governance Committee.

SELLING STOCKHOLDERS

              The following table sets forth the name of the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholders as of March 15, 2011 and the number of shares to be offered by the selling stockholders pursuant to this prospectus supplement. The table also provides information regarding the beneficial ownership of our common stock by the selling stockholders as adjusted to reflect the assumed sale of all of the shares offered under this prospectus supplement. Please see "Related Party Transactions" in this prospectus supplement and "Director Independence" in our Annual Report on Form 10-K, which has been incorporated in this prospectus supplement by reference, for a description of the material relationships between us and the selling stockholders.

              Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares of our common stock. Generally, a person "beneficially owns" shares if the person has, or shares with others, the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options and convertible securities held by the person which are exercisable or convertible within 60 days. The percentage of our common stock beneficially owned by a person assumes that the person has exercised all options, and converted all convertible securities, the person holds which are exercisable or convertible within 60 days, and that no other persons exercised any of their options or converted any of their convertible securities. Except as otherwise indicated in the footnotes to the table or in cases where community property laws apply, we believe that each person identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the person.

              The percentages in the table below are based on 30,872,575 shares of our common stock outstanding as of March 15, 2011, together with the person's options to purchase shares of our common stock outstanding which are fully vested at March 15, 2011 and restricted stock granted and not yet vested, in each case which are exercisable or that will vest within 60 days of the date of this prospectus supplement.

				Beneficial Ownership After Offering(2)
	Beneficial Ownership Before Offering		Number of Shares Offered(1)
				Over-allotment Option
				No Exercise		Full Exercise
Selling Stockholder	Number	%		Number	%	Number	%
The Resolute Fund, L.P.(3)	12,830,801	41.56	2,468,759	10,362,042	31.05	9,683,131	29.02
JZ Capital Partners Limited(4)	1,380,498	4.47	265,620	1,114,878	3.34	1,041,832	3.12
Edgewater Growth Capital Partners, L.P.(5)	1,380,497	4.47	265,621	1,114,876	3.34	1,041,833	3.12

(1)
Excludes up to 825,000 shares subject to the underwriters' overallotment option. Each selling stockholder has granted the underwriters the option to purchase up to the following additional number of shares of common stock for 30 days after the date of this prospectus supplement to cover overallotments, if any: The Resolute Fund, L.P.—678,911 shares; JZ Capital Partners Limited—73,046 shares; and Edgewater Growth Capital Partners, L.P.—73,043 shares.

(2)
Includes 2,500,000 shares to be issued by us in connection with this offering.

(3)
Represents an aggregate of 12,830,801 shares of common stock owned by The Resolute Fund, L.P. and certain of its affiliated funds (collectively, "The Resolute Funds"). The respective ownership of the shares of common stock owned by each of The Resolute Funds are: (a) The Resolute Fund, L.P.—11,384,766 shares of common stock; (b) The Resolute Fund Singapore PV, L.P.—447,689 shares of common stock; (c) The Resolute Fund Netherlands PV I, L.P.—537,227 shares of common stock; (d) The Resolute Fund Netherlands PV II, L.P.—447,689 shares of common stock; and (e) The Resolute Fund NQP, L.P.—13,430 shares of common stock. The Resolute Funds are managed by The Jordan Company, L.P. Resolute Fund Partners, LLC, the general partner of each of The Resolute Funds, exercises investment discretion and control over the shares held by The Resolute Funds. The address for this beneficial owner is 767 Fifth Avenue, 48th Floor, New York, New York 10153. Each of Messrs. Caputo, Higgins, Jordan, Zalaznick and Zych as well as Jonathan F. Boucher, Adam E. Max and Thomas H. Quinn may be deemed to share voting and investment power over the shares owned by The Resolute Funds as a result of their position or affiliation with Resolute Fund Partners, LLC and/or The Jordan Company, L.P. Each such individual disclaims beneficial ownership of the shares owned by The Resolute Funds. The Resolute Funds, the Edgewater Funds (as defined below) and JZ Capital Partners Limited (collectively owning approximately 50.5% of our common stock) are parties to a stockholders agreement pursuant to which such stockholders have agreed to vote their respective shares of common stock such that our Board of Directors will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by our Nominating and Corporate Governance Committee. The amounts in the table above relating to The Resolute Funds do not include any shares owned by the Edgewater Funds or JZ Capital Partners Limited, as The Resolute Funds disclaim beneficial ownership of such shares.

(4)
JZ Capital Partners Limited is an investment trust listed on the London Stock Exchange. Its business is to invest, primarily in the United States, in debt and equity securities recommended by Jordan/Zalaznick Advisers, Inc., a Delaware corporation based in New York, that is its sole investment advisor. JZ Capital Partners Limited is governed by a board of independent directors, comprised of David Macfarlane (Chairman), David Allison, Patrick Firth, James Jordan and Tanja Tibaldi, who have shared voting and investment power over the shares held by JZ Capital Partners Limited. The address for this beneficial owner is 2nd Floor, Regency Court, Glategny Esplanade, St. Peter Port, Guernsey, Channel Islands GY13NQ. The Resolute Funds, the Edgewater Funds and JZ Capital Partners Limited (collectively owning approximately 50.5% of our common stock) are parties to a stockholders agreement pursuant to which such stockholders have agreed to vote their respective shares of common stock such that our Board of Directors will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by our Nominating and Corporate Governance Committee. The amounts in the table relating to JZ Captial Partners Limited above do not include any shares owned by The Resolute Funds or the Edgewater Funds, as JZ Capital Partners Limited disclaims beneficial ownership of such shares.

(5)
Represents an aggregate of 1,380,497 shares of common stock owned by Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners, L.P. (collectively the "Edgewater Funds"). The respective ownership of the shares of common stock owned by Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners, L.P. are (a) Edgewater Private Equity Fund III, L.P.—190,085 shares of common stock; and (b) Edgewater Growth Capital Partners, L.P.—1,190,412 shares of common stock. The address for these beneficial owners is 900 N. Michigan Ave., Suite 1800, Chicago, Illinois 60616. Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners, L.P. are governed by an executive committee (the "Committee") which has voting and investment power with respect to the shares owned by Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners, L.P. The Committee is comprised of James A. Gordon, Gregory K. Jones and David M. Tolmie, each of whom may be deemed to share voting and investment power over the shares owned by Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners, L.P. The Resolute Funds, the Edgewater Funds and JZ Capital Partners Limited (collectively owning approximately 50.5% of our common stock) are parties to a stockholders agreement pursuant to which such stockholders have agreed to vote their respective shares of common stock such that our Board of Directors will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by our Nominating and Corporate Governance Committee. The amounts in the table above relating to the Edgewater Funds do not include any shares owned by The Resolute Funds or JZ Capital Partners Limited, as the Edgewater Funds disclaim beneficial ownership of such shares.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

              This section describes the material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock by a non-U.S. holder. When we refer to a non-U.S. holder, we mean a beneficial owner of our common stock that, for U.S. federal income tax purposes, is other than:

  •
  a citizen or resident of the United States;

  •
  a corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

              If a partnership (including for this purpose any other entity, either organized within or without the United States, treated as a partnership for U.S. federal income tax purposes) holds the shares, the tax treatment of a partner as a beneficial owner of the shares generally will depend upon the status of the partner and the activities of the partnership. Foreign partnerships also generally are subject to special U.S. tax documentation requirements.

              This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

              You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

              Except as described below, dividends paid to you are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments. If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

              If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we generally are not required to withhold tax from the dividends, provided that you have furnished to us a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to this exemption from withholding. In lieu of withholding, "effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic U.S. corporations. If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

              If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of our common stock unless:

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

  •
  such gain is effectively connected with your conduct of a trade or business within the United States and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by you;

  •
  you are subject to the Code provisions applicable to certain U.S. expatriates; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes and, assuming that our common stock is deemed to be "regularly traded on an established securities market," you held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock. We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

              Special rules may apply to certain non-U.S. holders, such as "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Taxes

              If our common stock is held by a non-U.S. holder at the time of death, such stock will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Additional Withholding Requirements

              Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. Prospective investors should consult their own tax advisors regarding this new legislation.

Backup Withholding and Information Reporting

              If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting on Internal Revenue Service Form 1099 with respect to dividend payments and the payment of the proceeds from the sale of our common stock effected at a United States office of a broker, as long as

  •
  the income associated with such payments is otherwise exempt from United States federal income tax,

  •
  the payor or broker does not have actual knowledge or reason to know that you are a United States person and

  •
  you have furnished to the payor or broker a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations (or you otherwise establish an exemption).

              Payment of the proceeds from the sale of our common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of our common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

  •
  the proceeds are transferred to an account maintained by you in the United States,

  •
  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

  •
  the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the documentation requirements described above are met or you otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a United States person.

              In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

  •
  a United States person,

  •
  a controlled foreign corporation for United States tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

  •
  a foreign partnership, if at any time during its tax year one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a United States trade or business, unless the documentation requirements described above are met or you otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a United States person. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

              You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

              In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on Internal Revenue Service Form 1042-S the entire amount of any distribution irrespective of any estimate of the portion of the distribution that represents a taxable dividend. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

 UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,117,500
J.P. Morgan Securities LLC	1,430,000
Wells Fargo Securities, LLC	962,500
Robert W. Baird & Co. Incorporated	330,000
Keefe, Bruyette & Woods, Inc.	330,000
Morgan Keegan & Company, Inc.	330,000

Total	5,500,000

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.91 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$36.00	$198,000,000	$227,700,000
Underwriting discount	$1.53	$8,415,000	$9,677,250
Proceeds, before expenses, to us	$34.47	$86,175,000	$86,175,000
Proceeds, before expenses, to the selling stockholders	$34.47	$103,410,000	$131,847,750

              The expenses of the offering, not including the underwriting discount, are estimated at $650,000 and are payable by us.

Overallotment Option

              The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 825,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We and the selling stockholders, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 75 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

              The shares are listed on the New York Stock Exchange under the symbol "TAL".

Price Stabilization, Short Positions

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, affiliates of Wells Fargo Securities, LLC are parties to credit agreements and interest rate swap agreements with us and our subsidiaries. Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is a lender under our $100 million revolving credit facility.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice To Prospective Investors In The European Economic Area

              In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an "Early Implementing Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), no offer of shares will be made to the public in that Relevant Member State (other than offers (the "Permitted Public Offers") where a prospectus will be published in relation to the shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares may be made to the public in that Relevant Member State at any time:

    A.
    to "qualified investors" as defined in the Prospectus Directive, including:

    (a)
    (in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

    (b)
    (in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

    B.
    to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

    C.
    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

        provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

              Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a "qualified investor", and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares have been acquired by it on behalf of persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

              For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in Switzerland

              The Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

              Neither this document nor any other offering or marketing material relating to the offering, the Issuer, the Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA ("FINMA"), and the offer of Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Shares.

Notice to Prospective Investors in the Dubai International Financial Centre

              This offering memorandum relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This offering memorandum is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this offering memorandum nor taken steps to verify the information set forth herein and has no responsibility for the offering memorandum. The shares to which this offering memorandum relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering memorandum you should consult an authorized financial advisor.

LEGAL MATTERS

              Certain legal matters in connection with the sale of the shares of common stock offered by this prospectus supplement will be passed upon for us and the selling stockholders by Mayer Brown LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP.

EXPERTS

              The consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2010 (including the schedule appearing therein), and management's report on the effectiveness of our internal control over financial reporting as of December 31, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

              The SEC allows us to "incorporate by reference" in this prospectus supplement the information contained in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offerings of the shares of common stock by means of this prospectus supplement are terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement. Any such statement or document so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

              We are incorporating by reference the following documents in this prospectus supplement:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on February 18, 2011;

  •
  our Current Report on Form 8-K filed with the SEC on January 21, 2011;

  •
  the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on October 5, 2005; and

  •
  all documents filed by us under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus supplement and before the termination of the offerings to which this prospectus supplement relates. Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus supplement.

              We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus supplement, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests may be made in writing or by telephoning us as the following address and telephone number:

TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577
Attn: Marc Pearlin, Vice President, General Counsel and Secretary
Telephone: (914) 251-9000

WHERE YOU CAN FIND MORE INFORMATION

              We have filed a registration statement on Form S-3 with the SEC relating to the securities offered by this prospectus supplement. This prospectus supplement, which is a part of that registration statement, does not include all of the information contained in the registration statement. For more information with respect to us and the securities offered by this prospectus, you should refer to the registration statement and to the exhibits filed with it. Statements contained or incorporated by reference in this prospectus regarding the contents of any contract or other document are not necessarily complete and, where the contract or other document is an exhibit to the registration statement or incorporated or deemed to be incorporated by reference, each of these statements is qualified in all respects by the provisions of the actual contract or other document.

              We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

              These filings are also available on the Internet website maintained by the SEC at http://www.sec.gov and may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

PROSPECTUS

$300,000,000

Common Stock, Preferred Stock, Warrants and Debt Securities

Offered by

TAL INTERNATIONAL GROUP, INC.

and

5,000,000 Shares of Common Stock Offered by Selling Stockholders

        We may from time to time sell shares of common stock, shares of preferred stock, debt securities, warrants to purchase our common stock, preferred stock or debt securities or any combination of such securities in one or more offerings. The aggregate initial public offering price of all securities sold by us under this prospectus will not exceed $300,000,000. In addition, the selling stockholders to be named in one or more supplements to this prospectus may offer and resell from time to time up to 5,000,000 shares of our common stock.

        This prospectus provides a general description of the securities we or the selling stockholders may offer. We may offer and sell the securities separately, together or as units, in separate classes or series, in amounts, at prices and on terms to be determined at the time of sale and set forth in a supplement to this prospectus. Each time we sell securities we will provide the specific terms of the securities offered, and the manner in which the securities will be offered, in a supplement to this prospectus. We may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. The prospectus supplements or any related free writing prospectus may also add, update or change information contained in this prospectus. You should carefully read this prospectus, the applicable prospectus supplement and any related free writing prospectus before you invest in any of our securities.

        For a discussion of factors that you should consider before you invest in our securities, see "Risk Factors" on page 2 of this prospectus and in the documents which are incorporated by reference herein, and contained in the applicable prospectus supplement and any related free writing prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

        We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

The date of this prospectus is December 30, 2010.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement we filed with the United States Securities and Exchange Commission (the "SEC") using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of proceeds of $300,000,000. In addition, under this shelf process, the selling stockholders to be named in one or more supplements to this prospectus may sell from time to time up to 5,000,000 shares of our common stock.

        This prospectus only provides you with a general description of the securities we and the selling stockholders may offer. Each time we or the selling stockholders sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. The prospectus supplement and any related free writing prospectus may also add, update or change information contained in this prospectus. You should read both this prospectus, any prospectus supplement and any related free writing prospectus, together with additional information described under "Documents Incorporated by Reference into this Prospectus" and "Where You Can Find More Information."

        Wherever references are made in this prospectus to information that will be included in a prospectus supplement or a related free writing prospectus, to the extent permitted by applicable law, rules or regulations, we may instead include such information or add, update or change the information contained in this prospectus by means of a post-effective amendment to the registration statement of which this prospectus is a part, through filings we make with the SEC that are incorporated by reference in this prospectus or by any other method as may then be permitted under applicable law, rules or regulations.

        You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The information in this prospectus is as of the date on the front cover. The information we have filed and will file with the SEC that is incorporated by reference into this prospectus is as of the filing date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates and may change again.

        Industry data and other statistical information contained or incorporated by reference in this prospectus are based on independent publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

        THIS PROSPECTUS MAY NOT BE USED TO SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

        We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of the document.

        Unless the context otherwise requires, "TAL International Group," "the Company," "we," "us," "our" and similar names refer to TAL International Group, Inc. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference contain, or will contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. In addition, we, or our executive officers on our behalf, may from time to time make forward-looking statements in reports and other documents we file with the SEC or in connection with oral statements made to the press, potential investors or others. All statements, other than statements of historical facts, included in this prospectus, any prospectus supplement, any related free writing prospectus and the documents we incorporate by reference in this prospectus, regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "expect," "estimate," "anticipate," "predict," "believe," "think," "plan," "will," "should," "intend," "seek," "potential" and similar expressions and variations are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

        The forward-looking statements in this prospectus, any prospectus supplement, any related free writing prospectus and the documents we incorporate by reference in this prospectus are subject to a number of known and unknown risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those described in the forward-looking statements, including, but not limited to, the risks and uncertainties described in the section entitled "Risk Factors" in this prospectus, in any accompanying prospectus supplement, any related free writing prospectus and in any document we incorporate by reference in this prospectus.

        Forward-looking statements speak only as of the date the statements are made. Except as required under the federal securities laws and rules and regulations of the SEC, we undertake no obligation to update or revise forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. We caution you not to unduly rely on the forward-looking statements when evaluating the information presented or incorporated by reference herein.

INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" in this prospectus the information contained in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of the initial filing of the registration statement that contains this prospectus and prior to the date that the offerings of the securities offered by means of this prospectus are terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. Any such statement or document so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We are incorporating by reference the following documents in this prospectus:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 1, 2010;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on May 7, 2010;

  •
  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the SEC on July 30, 2010;

  •
  our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed with the SEC on November 1, 2010;

  •
  our Current Reports on Form 8-K filed with the SEC on February 18, 2010, April 12, 2010, April 27, 2010, April 30, 2010, June 16, 2010, June 25, 2010, June 29, 2010 and October 20, 2010;

  •
  the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on October 5, 2005; and

  •
  all documents filed by us under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the initial filing of the registration statement that contains this prospectus and prior to the date that the offerings of the securities offered by means of this prospectus are terminated. Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests may be made in writing or by telephoning us at the following address and telephone number:

TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577
Attn: Marc Pearlin, Vice President, General Counsel and Secretary
Telephone: (914) 251-9000

THE COMPANY

        TAL International Group, Inc. ("TAL" or the "Company") leases intermodal transportation equipment, primarily maritime containers, and provides maritime container management services, through a worldwide network of offices, third party depots and other facilities. The Company operates in both international and domestic markets. The majority of the Company's business is derived from leasing its containers to shipping line customers through a variety of long-term and short-term contractual lease arrangements. The Company also sells its own containers and containers purchased from third parties for resale. TAL also enters into management agreements with third party container owners under which the Company manages the leasing and selling of containers on behalf of the third party owners.

        We operate our business in one industry, intermodal transportation equipment, and have two business segments:

  •
  equipment leasing, in which we own, lease and ultimately dispose of containers and chassis from our lease fleet, and manage leasing activities for containers owned by third parties; and

  •
  equipment trading, in which we purchase containers from shipping line customers and other sellers of containers, and resell these containers to container traders and users of containers for storage or one way shipment.

        We operate our business through 18 worldwide offices located in 11 different countries as of September 30, 2010. Our principal executive offices are located at 100 Manhattanville Road, Purchase, New York 10577 and our telephone number is (914) 251-9000. Our web site address is www.talinternational.com. Information contained on, or that can be accessed through, our website is not a part of this prospectus.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated.

	Year Ended December 31,					Six Months Ended September 30, 2010
	2005	2006	2007	2008	2009
Ratio of earnings to fixed charges(1)	1.15	2.31	2.15	1.84	2.61	1.61

(1)
For purposes of computing this ratio, fixed charges consist of interest expense on all indebtedness and amortization of deferred finance charges and an estimate of interest within rent expense. Earnings consist of income before income tax expenses and fixed charges.

RISK FACTORS

        Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described in this prospectus and the documents incorporated by reference herein, including the risks and uncertainties described under the caption "Risk Factors" included in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009. See "Where You Can Find More Information." Additional risk factors that you should carefully consider may be included in a prospectus supplement relating to an offering of securities by us or the selling stockholders or any related free writing prospectus.

        The risks and uncertainties described in this prospectus, any applicable prospectus supplement, any related free writing prospectus and the documents incorporated by reference herein are not the only ones that we face. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus, any applicable prospectus supplement, any related free writing prospectus or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be materially and adversely affected.

USE OF PROCEEDS

        Unless otherwise provided in the applicable prospectus supplement or any related free writing prospectus, we intend to use the net proceeds to us from our sale of securities under this prospectus for general corporate or working capital purposes, which may include, among other things, capital expenditures, repaying indebtedness, funding acquisitions and investments. We routinely consider acquiring companies in our industry. At any given time, we may be in discussions to acquire one or more companies. Depending upon the timing of any future acquisition, we may use the net proceeds from any sale of common stock offered by us under this prospectus toward the purchase price of such acquisitions. We will set forth in a prospectus supplement relating to a specific offering or any related free writing prospectus our intended uses for the net proceeds to be received from our sale of securities in that offering. Pending any such uses, we may invest funds not required immediately for such purposes in a variety of capital preservation investments, including short-term or long-term investment grade securities.

        We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

DESCRIPTION OF DEBT SECURITIES

        This section describes the general terms that will apply to any debt securities that we may offer in the future, to which a future prospectus supplement may relate or any related free writing prospectus. At the time that we offer debt securities, we will describe in the prospectus supplement that relates to that offering or any related free writing prospectus (1) the specific terms of the debt securities and (2) the extent to which the general terms described in this section apply to those debt securities.

        We may issue debt securities consisting of senior securities and/or subordinated securities. The senior securities are to be issued under an indenture between TAL International Group, Inc. and U.S. Bank National Association, as trustee. The subordinated securities are to be issued under a separate indenture between TAL International Group, Inc. and U.S. Bank National Association, as trustee. Forms of the indentures for the senior securities and the subordinated securities are included as exhibits to the registration statement to which this prospectus forms a part. In the discussion that follows, we summarize particular provisions of the indentures. Our discussion of indenture provisions is not complete. You should read the indentures for a more complete understanding of the provisions we describe.

        The aggregate principal amount of debt securities that we may issue under each of the indentures is unlimited.

        To the extent that debt securities are secured, the security interest will be granted under and subject to the applicable indenture or supplements thereto, security agreement, pledge agreements, mortgages, intercreditor agreements, lien subordination agreements and other documents as may be required.

General

        Debt securities offered by this prospectus will be limited to an aggregate initial public offering price of $300 million, less the dollar amount of any other securities offered and sold pursuant to this prospectus. The indentures provide that debt securities in an unlimited amount may be issued thereunder from time to time in one or more series.

        Each prospectus supplement relating to a particular offering of debt securities or related free writing prospectus will describe the specific terms of debt securities. Those specific terms will include the following:

  •
  the title of the debt securities;

  •
  any limit on the aggregate principal amount of the debt securities of a particular series;

  •
  whether any of the debt securities are to be issuable in permanent global form;

  •
  the date or dates on which the debt securities will mature;

  •
  the rate or rates at which the debt securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, and the date or dates from which any such interest will accrue;

  •
  the payment dates on which interest, if any, on the debt securities will be payable;

  •
  the terms, if any, on which the debt securities may be converted into shares of our common stock or preferred stock or property or cash or any combination of the foregoing;

  •
  any mandatory or optional sinking fund or analogous provisions;

  •
  each office or agency where, subject to the terms of the applicable indenture, the principal of and any premium and interest on the debt securities will be payable and each office or agency where, subject to the terms of the applicable indenture, the debt securities may be presented for registration of transfer or exchange;

  •
  the date, if any, after which and the price or prices at which the debt securities may be redeemed, in whole or in part at our option or the option of the holders of debt securities, or according to mandatory redemption provisions, and the other detailed terms and provisions of any such optional or mandatory redemption provisions;

  •
  the denominations in which any debt securities will be issuable, if other than denominations of $1,000;

  •
  the portion of the principal amount of the debt securities, if other than the principal amount, payable upon acceleration of maturity;

  •
  the person who shall be the security registrar for the debt securities, if other than the trustee, the person who shall be the initial paying agent and the person who shall be the depositary;

  •
  the terms of subordination applicable to any series of subordinated securities; and

  •
  any other terms of the debt securities not inconsistent with the provisions of the indentures.

        Except where specifically described in the applicable prospectus supplement or related free writing prospectus, the indentures do not contain any covenants designed to protect holders of the debt securities against a reduction in the creditworthiness of our Company in the event of a highly leveraged transaction or to prohibit other transactions which may adversely affect holders of the debt securities.

        We may issue debt securities as original issue discount securities to be sold at a substantial discount below their stated principal amounts. We will describe in the relevant prospectus supplement or related free writing prospectus any special United States federal income tax considerations that may apply to debt securities issued at such an original issue discount. Special United States tax considerations applicable to any debt securities that are denominated in a currency other than United States dollars or that use an index to determine the amount of payments of principal of and any premium and interest on the debt securities will also be set forth in a prospectus supplement or related free writing prospectus.

Global Securities

        According to the indentures, so long as the depositary's nominee is the registered owner of a global security, that nominee will be considered the sole owner of the debt securities represented by the global security for all purposes. Except as provided in the relevant prospectus supplement or related free writing prospectus, owners of beneficial interests in a global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders of the debt securities under the indentures. Principal of, premium, if any, and interest on a global security will be payable in the manner described in the relevant prospectus supplement or related free writing prospectus.

Form, Exchange and Transfer

        We will issue the debt securities of each series only in registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement or related free writing prospectus, only in denominations of $1,000 and integral multiples thereof.

        Holders may, at their option, but subject to the terms of the indentures and the limitations that apply to global securities, exchange their debt securities for other debt securities of the same series containing identical terms and provisions, in any authorized denomination and of a like tenor and aggregate principal amount.

        Subject to the terms of the indentures and the limitations that apply to global securities, holders may exchange debt securities as provided above. No service charge applies for any registration of transfer or exchange of debt securities, but the holder may have to pay any tax or other governmental charge associated with registration of transfer or exchange. We have appointed the trustee as security registrar. Any transfer agent (in addition to the security registrar) initially designated by us for any debt securities will be named in the applicable prospectus supplement or related free writing prospectus. We may at any time designate additional transfer agents or cancel the designation of any transfer agent or approve a change in the office through which any transfer agent acts. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

        If the debt securities are to be partially redeemed, we will not be required to:

  •
  issue or register the transfer of or exchange any debt security during a period beginning 15 days before the day of the selection for redemption of the debt securities of the applicable series and ending on the close of business on the day of such selection; or

  •
  register the transfer of or exchange any debt security selected for redemption, in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

        We will pay interest on a debt security on any interest payment date to the registered holder of the debt security as of the close of business on the regular record date for payment of interest. If the debt securities do not remain in book entry form, the record date for each interest payment date will be the close of business on the fifteenth calendar day immediately preceding the applicable interest payment date. If we default in paying interest on a debt security, we will pay such interest either:

  •
  on a special record date between 10 and 15 days before the payment; or

  •
  in any other lawful manner of payment that is consistent with the requirements of any securities exchange on which the debt securities may be listed for trading.

        We will pay the principal of and any premium and interest on the debt securities at the office of the paying agent or paying agents that we designate. We may pay interest by check mailed to the address of the person entitled to the payment as the address appears in the security register. We have designated the corporate trust office of the trustee as our sole paying agent for payments on the debt securities. Any other paying agents initially designated by us for the debt securities will be named in the applicable prospectus supplement or related free writing prospectus. We may at any time designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

        Any money paid by us to a paying agent for the payment of the principal of or any premium or interest on any debt security which remains unclaimed at the end of two years after the principal, premium or interest has become due and payable may be repaid to us at our request.

Subordination

        We may issue subordinated securities from time to time in one or more series under the subordinated indenture. Our subordinated securities will be subordinated and junior in right of payment to certain other indebtedness of TAL International Group, Inc. to the extent set forth in the applicable prospectus supplement or related free writing prospectus.

Satisfaction and Discharge

        We may be discharged from our obligations on the debt securities of any series that have matured or will mature or be redeemed within one year if we deposit with the trustee enough cash of U.S. government obligations to pay all the principal, interest and any premium due to the stated maturity date or redemption date of debt securities.

Merger and Consolidation

        Each indenture provides that we may not consolidate or merge with or into another person and we may not sell, assign, transfer, convey or otherwise dispose of all or substantially all of our assets to another person unless (i) we are the surviving corporation or (ii) the person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, conveyance or disposition will have been made (a) is a corporation, organized and existing under the laws of the United States of America or any U.S. state and (b) assumes all of our obligations under the debt securities and the indentures pursuant to a supplemental indenture reasonably satisfactory to the trustee.

Modification and Waiver

        The indentures provide that we and the trustee may modify and amend the indentures with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the modification or amendment, provided that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected by the modification or amendment:

  •
  change the stated maturity of the principal of, or any installment of interest on or any additional amounts payable with respect to, any debt security or change the redemption price;

  •
  reduce the principal amount of, or interest on, any debt security or reduce the amount of principal which could be declared due and payable prior to the stated maturity;

  •
  change the place or currency of any payment of principal or interest on any debt security;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  •
  reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required to modify or amend each indenture; or

  •
  modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive any past default to less than a majority.

        Except with respect to certain fundamental provisions, the holders of at least a majority in principal amount of outstanding debt securities of any series may, with respect to such series, waive past defaults under each indenture.

        Notwithstanding the preceding, without the consent of any holder of debt securities, we and the trustee may amend or supplement each indenture or the debt securities:

  (1)
  to cure any ambiguity, defect or inconsistency;

  (2)
  to provide for uncertificated debt securities in addition to or in place of certificated notes;

  (3)
  to provide for the assumption of our obligations under the debt securities and each indenture in accordance with each indenture in the case of a merger or consolidation or sale of all or substantially all of our and our subsidiaries' assets;

  (4)
  to make any change that would provide any additional rights or benefits to the holders of debt securities of any series or that does not materially, in the good faith determination of our board of directors, adversely affect the legal rights under the indenture of any such holder;

  (5)
  to comply with requirements of the SEC in order to effect or maintain the qualification of each indenture under the Trust Indenture Act;

  (6)
  to evidence and provide for the acceptance of appointment by a successor trustee;

  (7)
  to provide for the issuance of additional debt securities in accordance with each indenture; or

  (8)
  to conform the indentures or the debt securities of any series to any provision of this "Description of Debt Securities" or similar section in any accompanying prospectus supplement describing the terms of any series of debt securities to the extent such provision is intended to be a verbatim recitation thereof.

Events of Default, Waiver and Notice

        An event of default with respect to any debt security of any series is defined in each indenture as being:

  •
  default in payment of any interest on or any additional amounts payable in respect of any debt security of that series which remains uncured for a period of 30 days;

  •
  default in payment of principal (and premium, if any) on the debt securities of that series when due either at maturity, upon optional or mandatory redemption, as a sinking fund installment, by declaration or otherwise;

  •
  our default in the performance or breach of any other covenant or warranty in respect of the debt securities of such series in each indenture which shall not have been remedied for a period of 90 days after notice;

  •
  our bankruptcy, insolvency and reorganization; and

  •
  any other event of default established for the debt securities of such series set forth in the applicable prospectus supplement or related free writing prospectus.

        Each indenture provides that the trustee may withhold notice to the holders of the debt securities of any default with respect to any series of debt securities (except in payment of principal of, or interest on, the debt securities) if the trustee considers it in the interest of the holders of the debt securities of such series to do so.

        Each indenture provides also that:

  •
  if an event of default due to the default in payment of principal of, or interest on, any series of debt securities, or because of our default in the performance or breach of any other covenant or agreement applicable to the debt securities of such series but not applicable to all outstanding debt securities, shall have occurred and be continuing, then either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of such series may declare the principal of all debt securities of that series, or such lesser amount as may be provided for in the debt securities of that series, and interest accrued thereon, to be due and payable immediately; and

  •
  if the event of default resulting from our default in the performance of any other of the covenants or agreements in each indenture applicable to all outstanding debt securities under such indenture, either the trustee or the holders of not less than 25% in principal amount of all outstanding debt securities (treated as one class) may declare the principal of all debt securities, or such lesser amount as may be provided for in such securities, and interest accrued thereon, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, or premium or interest on, the debt securities) by the holders of a majority in principal amount of the outstanding debt securities of such series (or of all series, as the case may be). In the case of certain events of bankruptcy, insolvency and reorganization relating to us shall have occurred, all outstanding debt securities will become due and payable immediately without further action or notice.

        The holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to debt securities of such series provided that such direction shall not be in conflict with any rule of law or the applicable indenture and shall not be unduly prejudicial to the holders not taking part in such direction. The trustee may also take any other action it deems proper which is consistent with the holders' direction. If an event of default or other default occurs and is continuing after any applicable notice and/or cure period, then the trustee may in its discretion (and subject to the rights of the holders to control remedies as described above and certain other conditions specified in the indentures) bring such judicial proceedings as the trustee shall deem appropriate or proper.

        The indentures provide that no holder of any debt security will have any right to institute any proceeding, judicial or otherwise, with respect to the indentures for the appointment of a receiver or trustee for any other remedy thereunder unless:

  •
  that holder has previously given the trustee written notice of a continuing event of default;

  •
  the holders of not less than 25% in principal amount of the outstanding debt securities of any series have made written request to the trustee to institute proceedings in respect of that event of default and have offered the trustee reasonable indemnity against costs and liabilities incurred in complying with such request; and

  •
  for 60 days after receipt of such notice, request and offer of indemnity, the trustee has failed to institute any such proceeding and no direction inconsistent with such request has been given to the trustee during such 60-day period by the holders of a majority in principal amount of outstanding debt securities.

        Furthermore, no holder will be entitled to institute any such action if and to the extent that such action would disturb or prejudice the rights of other holders.

        However, each holder has an absolute and unconditional right to receive payment when due and to bring a suit to enforce that right. We are required to furnish to the trustee under each indenture annually a statement as to performance or fulfillment of its obligations under the applicable indenture and as to any default in such performance of fulfillment.

The Trustee

        U.S. Bank National Association will serve as the trustee under each indenture.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our second amended and restated certificate of incorporation and amended and restated bylaws and is qualified by reference to our second amended and restated certificate of incorporation and amended and restated bylaws. We have filed copies of these documents as exhibits to the registration statement of which this prospectus forms a part.

        Our authorized capital stock presently consists of 100,000,000 shares of common stock, par value $0.001 per share, and 500,000 shares of preferred stock, par value $0.001 per share, of which 210,000 shares have been designated as Series A 12.0% cumulative senior preferred stock, par value $0.001 per share. As of September 30, 2010, there were issued and outstanding:

  •
  30,708,223 shares of our common stock;

  •
  options to purchase 592,191 shares of our common stock at a weighted average exercise price of $18.11 per share;

  •
  no shares of our Series A 12.0% cumulative senior preferred stock; and

  •
  no shares of our undesignated preferred stock.

  Common Stock

        The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders, including elections of directors. No holder of common stock may cumulate votes in voting for our directors. Subject to the rights of any holders of any outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, that the board of directors may from time to time declare out of funds legally available. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding.

        The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued by us upon completion of this offering will be fully paid and nonassessable.

        Subject to the rules and regulations of the New York Stock Exchange, our authorized but unissued shares of common stock will be available for future issuance without additional stockholder approval. While the authorized but unissued shares are not designed to deter or prevent a change of control, under some circumstances we could use the authorized but unissued shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

        The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

  Preferred Stock

        The following description of preferred stock and the description of the terms of any particular series of preferred stock that we choose to issue in the future and that will be set forth in the related prospectus supplement or related free writing prospectus are not complete. These descriptions are qualified in their entirety by reference to our second amended and restated certificate of incorporation and the certificate of designation relating to any series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series. The prospectus supplement or related free writing prospectus also will contain a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of preferred stock that is described in the prospectus supplement or related free writing prospectus.

        Under the terms of our second amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. There are no restrictions presently on the repurchase or redemption of any shares of our preferred stock.

        The prospectus supplement or free writing prospectus for a series of preferred stock will specify:

  •
  the maximum number of shares;

  •
  the offering price of the shares;

  •
  the designation of the shares;

  •
  the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date or dates on which dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

  •
  the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

  •
  the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of our affairs;

  •
  any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

  •
  the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

  •
  the voting rights; and

  •
  any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

        The issuance of preferred stock will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing changes in control or management of our company.

        Preferred stock will be fully paid and nonassessable upon issuance.

  Registration Rights

        We have entered into an amended and restated shareholders agreement that provides some of our stockholders both demand registration rights and piggyback registration rights. We refer to shares of our common stock that are subject to registration rights agreements as registrable securities.

  Demand Registration Rights

        At any time and from time to time, the holders of at least 10% of our common stock on a fully diluted basis or owning registrable securities with an expected value in a registered public offering of at least $50 million have rights, at their request, to have their shares registered for resale under the Securities Act. Upon receipt of such request, we must give notice to all other holders of registrable securities and we generally are required to use our best efforts to effect such registration. We are not required to effect any registration requested by a stockholder if we have received more than three registration requests from such stockholder or if we have effected any registration (other than on Form S-3 or any successor form relating to secondary offerings) within 180 days prior to such request. We are also not required to effect any registration statement if such request for registration is for less than 10% of the shares of common stock then outstanding and the aggregate purchase price of the shares to be included in the requested registration is less than $50 million. We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of all such registrations.

  Piggyback Registration Rights

        The holders of registrable securities have rights to have their shares registered for resale under the Securities Act if we register any of our securities, either for our own account or for the account of other stockholders, subject to the right of underwriters to limit the number of shares included in an underwritten offering.

  Delaware Business Combination Statute

        Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder unless:

  •
  prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

  •
  on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

        Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

  •
  any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  the affiliates and associates of any such person.

        Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, because the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

  Limitations on Director Liability

        Under the Delaware General Corporation Law, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        In addition, Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit. Our second amended and restated certificate of incorporation contains the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.

        We have also entered into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in our second amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of ours or any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

  Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

  New York Stock Exchange Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "TAL."

DESCRIPTION OF WARRANTS TO PURCHASE DEBT SECURITIES

        The following summarizes the terms of debt warrants we may issue. We will issue the debt warrants under a debt warrant agreement that we will enter into with a bank or trust company, as debt warrant agent, that we select at the time of issue.

Determination of Terms

        We may issue debt warrants evidenced by debt warrant certificates under the debt warrant agreement independently or together with any debt securities we offer by any prospectus supplement or free writing prospectus. The prospectus supplement or free writing prospectus will describe the particular terms of the debt warrants it covers. These terms may include:

  •
  the price at which the debt warrants will be issued;

  •
  the currency or composite currency for which the debt warrants may be purchased;

  •
  the designation, aggregate principal amount, currency or composite currency and terms of the debt securities which may be purchased upon exercise of the debt warrants;

  •
  if applicable, the designation and terms of the debt securities with which the debt warrants are issued and the number of debt warrants issued with each of such debt securities;

  •
  if applicable, the date on and after which the debt warrants and the related debt securities will be separately transferable;

  •
  the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which and the currency or composite currency in which such principal amount of debt securities may be purchased upon such exercise;

  •
  the date on which the right to exercise the debt warrants will commence and the date on which the right will expire and, if the debt warrants are not continuously exercisable throughout such period, the specific date or dates on which they will be exercisable;

  •
  whether the debt warrant certificates representing the debt warrants will be in registered form or bearer form, or both;

  •
  any applicable Federal income tax consequences;

  •
  the identity of the debt warrants agent for the debt warrants; and

  •
  any other terms of the debt warrants which will not conflict with the debt warrant agreement.

        You may exchange debt warrant certificates for new debt warrant certificates of different denominations and may present debt warrant certificates for registration of transfer at the corporate trust office of the debt warrant agent, which will be listed in the prospectus supplement or free writing prospectus. Debt warrant holders, as such, do not have any of the rights of holders of debt securities, except to the extent that the consent of debt warrant holders may be required for certain modifications of the terms of an indenture or form of the debt security, as the case may be, and the series of debt securities issuable upon exercise of the debt warrants. In addition, debt warrant holders are not entitled to payments of principal of and interest, if any, on the debt securities.

Exercise of Debt Warrants

        You may exercise debt warrants by surrendering the debt warrant certificate at the corporate trust office of the debt warrant agent, with payment in full of the exercise price. Upon the exercise of debt warrants, the debt warrant agent will, as soon as practicable, deliver the debt securities in authorized denominations in accordance with your instructions. If less than all the debt warrants evidenced by the debt warrant certificate are exercised, the agent will issue a new debt warrant certificate for the remaining amount of debt warrants.

DESCRIPTION OF WARRANTS TO PURCHASE COMMON OR PREFERRED STOCK

        The following summarizes the terms of common stock warrants and preferred stock warrants we may issue. This description is subject to the detailed provisions of a stock warrant agreement that we will enter into with a stock warrant agent we select at the time of issue.

General Terms

        We may issue stock warrants evidenced by stock warrant certificates under the stock warrant agreement independently or together with any securities we offer by any prospectus supplement or free writing prospectus. If we offer stock warrants, the prospectus supplement or free writing prospectus will describe the particular terms of the stock warrants it covers. These terms may include:

  •
  the offering price, if any;

  •
  the number of shares of common or preferred stock purchasable upon exercise of one stock warrant and the initial price at which the shares may be purchased upon exercise;

  •
  if applicable, the designation and terms of the preferred stock purchase upon exercise of the preferred stock warrants;

  •
  the dates on which the right to exercise the stock warrants begins and expires;

  •
  certain United States federal income tax consequences;

  •
  call provisions, if any;

  •
  the currencies in which the offering price and exercise price are payable; and

  •
  if applicable, the anti-dilution provisions of the stock warrants.

        The shares of common stock or preferred stock we issue upon exercise of the stock warrants will, when issued in accordance with the stock warrant agreement, be validly issued, fully paid and non-assessable.

Exercise of Stock Warrants

        You may exercise stock warrants by surrendering to the stock warrant agent the stock warrant certificate, which indicates your election to exercise all or a portion of the stock warrants evidenced by the certificate. Surrendered stock warrant certificates must be accompanied by payment of the exercise price in the form of cash or a check. The stock warrant agent will deliver certificates evidencing duly exercised stock warrants to the transfer agent. Upon receipt of the certificates and the exercise price, the transfer agent will deliver a certificate representing the number of shares of common stock or preferred stock purchased. If you exercise fewer than all the stock warrants evidenced by any certificate, the stock warrant agent will deliver a new stock warrant certificate representing the unexercised stock warrants.

No Rights As Shareholders

        Holders of stock warrants, as such, are not entitled to vote, to consent, to receive dividends or to receive notice as holders of common stock or preferred stock with respect to any meeting of such holders, or to exercise any rights whatsoever as holders of our common stock or preferred stock.

SELLING STOCKHOLDERS

        This prospectus also relates to the possible resale by certain of our stockholders, who we refer to in this prospectus as the "selling stockholders," of up to 5,000,000 shares of our common stock that were issued and outstanding prior to the original date of filing of the registration statement of which this prospectus forms a part. The selling stockholders originally acquired the shares of our common stock included in this prospectus through the issuance of shares of our common stock and convertible preferred stock to them in connection with the acquisition of our company in November 2004. All of the shares of convertible preferred stock were converted into shares of our common stock upon the consummation of our initial public offering in October 2005. Information about the selling stockholders, where applicable, including their identities and the number of shares of common stock to be registered on their behalf, will be set forth in an applicable prospectus supplement, documents incorporated by reference or in a free writing prospectus we file with the SEC. The selling stockholders shall not sell any shares of our common stock pursuant to this prospectus until we have identified such selling stockholders and the shares being offered for resale by such selling stockholders in a subsequent prospectus supplement. However, the selling stockholders may sell or transfer all or a portion of their shares of our common stock pursuant to any available exemption from the registration requirements of the Securities Act.

PLAN OF DISTRIBUTION

        We or the selling stockholders may sell the offered securities to one or more underwriters for public offering and sale by them or may sell the offered securities to investors directly or through agents, which agents may be affiliated with us. Direct sales to investors may be accomplished through subscription offerings or through subscription rights distributed to our shareholders. In connection with subscription offerings or the distribution of subscription rights to shareholders, if all of the underlying offered securities are not subscribed for, we may sell such unsubscribed offered securities to third parties directly or through agents and, in addition, whether or not all of the underlying offered securities are subscribed for, we may concurrently offer additional offered securities to third parties directly or through agents, which agents may be affiliated with us. Any underwriter or agent involved in the offer and sale of the offered securities will be named in the applicable prospectus supplement or related free writing prospectus.

        The distribution of the offered securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices related to the prevailing market prices at the time of sale or at negotiated prices, any of which may represent a discount from the prevailing market price. We also may, from time to time, authorize underwriters acting as our agents to offer and sell the offered securities upon the terms and conditions set forth in the applicable prospectus supplement or related free writing prospectus. In connection with the sale of offered securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of offered securities for whom they may act as agent. Underwriters may sell offered securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

        Any underwriting compensation paid by us to underwriters or agents in connection with the offering of offered securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement or related free writing prospectus. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the offered securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward civil liabilities, including liabilities under the Securities Act. Any such indemnification agreements will be described in the applicable prospectus supplement or related free writing prospectus.

        Some of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

        Certain legal matters in connection with the securities offered pursuant to this prospectus will be passed upon by Mayer Brown LLP, New York, New York.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of our internal control over financial reporting as of December 31, 2009, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-3 with the SEC under the Securities Act to register the securities offered by means of this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information identified in the registration statement. For further information about us and the securities offered by means of this prospectus, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed.

        We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934. In accordance with those requirements, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any document we file at the SEC's public reference rooms at the following location:

    100 F Street, N.E.
    Washington, D.C., 20549

        You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms and the procedure for obtaining copies.

        The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The documents that we file with the SEC, including the registration statement, are available to investors on this web site. You can log onto the SEC's web site at http://www.sec.gov.

5,500,000 Shares

TAL INTERNATIONAL GROUP, INC.

Common Stock

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch

J.P. Morgan

Wells Fargo Securities

Baird

Keefe, Bruyette & Woods

Morgan Keegan

March 31, 2011